Exhibit 99.65

ANNUAL INFORMATION FORM

For the Financial Year Ended

June 30, 2020

As of June 30, 2021

TABLE OF CONTENTS

Forward-Looking Information	2
General matters	5
Date of Information	5
Currency	5
Definitions	5
Corporate Structure	5
Name, Address and Incorporation	5
Intercorporate Relationships	6
Description of the Business	6
Overview	6
Carbon Streaming Impact Investing Policy	7
Streaming Business	8
Acquisition Growth Strategy	9
Overview of the Company’s Carbon Credit Portfolio	9
Other Carbon Credits Agreements	11
Background on Carbon Markets	12
Overview of Carbon Credit Markets	14
Employees	18
Bankruptcy and Similar Procedures	18
Reorganizations	19
Risk Factors	19
Risks Relating to the Company’s Business, Industry and Operating Environment	19
Risks Related to Securities of the Company	29
General Development of the Business	31
Three Year History	31
Investor Rights Agreement	33
Significant Acquisitions	34
Dividends and Distributions	35
Description of Capital Structure	35
Market for Securities	39
Trading Price and Volume	39
Prior Sales	39
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	40
Directors and Officers	41
Name and Occupation	41
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	45
Audit Committee	46
Conflicts of Interest	48
Principal Securityholders	48
Promoters	48
Legal Proceedings and Regulatory Actions	49
Legal Proceedings	49
Regulatory Actions	49
Interest of Management and Others in Material Transactions and Indebtedness	49
Transfer Agent and Registrar	49
Material Contracts	50
Corporate Governance and Executive Compensation Disclosure	50
Interests of Experts	50
Additional Information	50
Glossary of Certain Terms	51
APPENDIX “A” AUDIT COMMITTEE CHARTER	A-1
APPENDIX “B” SUPPLEMENTAL EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE DISCLOSURE	B-1
APPENDIX “C” BOARD MANDATE	C-1

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FORWARD-LOOKING INFORMATION

Certain statements in this Annual Information Form (this “AIF”) of Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities laws involving known and unknown risks, uncertainties and other factors regarding the Company and its intentions, beliefs, expectations and future results. This may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. This forward-looking information also includes information regarding the financial condition and business of the Company, as they exist at the date of this AIF and as they are expected to be in the future.

Forward-looking statements may include, but are not limited to, statements relating to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, growth plans, strategies, opportunities, competition, budgets, operations, financial results, plans and objectives. In particular, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In particular, and without limiting the generality of the foregoing, this AIF contains forward- looking information concerning:

●	the investments to be made by the Company;

●	general market conditions;

●	expectations regarding carbon market trends, overall carbon market growth rates and prices for carbon credits;

●	the Company’s business plans and strategies;

●	future development activities, including acquiring carbon credits, streams and interests in carbon credit projects or entities involved in carbon credits or related businesses;

●	potential acquisitions and dispositions of assets;

●	expectations with respect to future opportunities;

●	the Company’s expectations regarding expenses and anticipated cash needs;

●	the competitive conditions of the industry in which the Company operates;

●	the political, social and economic conditions in each jurisdiction in which the Company holds an investment;

●	laws and any amendments thereto applicable to the Company; and

●	the Company’s executive compensation and corporate governance practices.

The Company’s forward-looking information is based on the beliefs, expectations and opinions of management of the Company on the date the information is provided. Investors should not place undue reliance on forward-looking information.

In certain cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. These statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this AIF.

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Forward-looking statements in this AIF include statements regarding:

●	compliance with regulatory requirements relating to Company’s business;

●	changes in laws, regulations and guidelines relating to Company’s business;

●	limited operating history;

●	reliance on management;

●	competition in the Company’s industry;

●	ability of the Company to exploit current and future opportunities;

●	ability of the Company to grow through future investments;

●	the closing of the transactions mentioned herein;

●	inherent risks associated with carbon credit streaming and carbon credits business;

●	the generation of local community benefits and preservation of biodiversity;

●	conflicts of interest of the Company’s officers and directors;

●	the development, implementation, validation and verification of carbon offset projects;

●	the annual or cumulative creation of carbon credits over the life of any project;

●	expectations regarding future pricing of the carbon credits from the Company’s stream contracts, including the MarVivo project;

●	market conditions related to the future supply and demand of carbon credits and the anticipated increase in carbon credit prices due to favorable market fundamentals and price premiums for carbon credits with Co-Benefits;

●	the development of the Company’s business, including acquiring streams and investing and acquiring investments related to carbon credits or related businesses;

●	compliance with environmental regulations relating to the Company’s business or the conservation and protection of natural environments;

●	volatility in the market price for the securities of the Company;

●	no dividends for the foreseeable future;

●	the issuance of Shares or other securities in the future causing dilution; and

●	political, social and economic conditions in the regions where the Company operates or where its carbon credits are located or will be generated.

With respect to forward-looking statements and forward-looking information contained in this AIF, assumptions have been made regarding, among other things:

●	the regulatory framework governing carbon credits, stream contracts and related matters in the jurisdictions in which the Company conducts or may conduct its business in the future and where its carbon credits are located or will be generated;

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●	future trends in the pricing, supply and demand of carbon credits;

●	the accuracy and veracity of information and projections sourced from third parties respecting, among other things, demand for carbon credits, growth in carbon markets and anticipated carbon pricing;

●	future global economic and financial conditions;

●	future expenses and capital expenditures to be made by the Company;

●	future sources of funding for the Company’s business;

●	the impact of competition on the Company; and

●	the Company’s ability to obtain financing on acceptable terms.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and included elsewhere in this AIF, including:

●	general economic, market and business conditions;

●	uncertainties surrounding the local, national and global impact of the COVID-19 pandemic;

●	uncertainties and ongoing market developments surrounding the regulatory framework applied to climate change, carbon credits and the Company’s ability to be, and remain, in compliance;

●	potential conflicts of interest;

●	global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility;

●	the Company’s status and stage of development;

●	dependence on project developers, operators and owners, including failure by such counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties;

●	failure or timing delays for projects to be verified, validated and ultimately developed;

●	the ability of the Company to source appropriate investments;

●	failure of projects to generate carbon credits, or natural disasters such as flood or fire which could have a material adverse effect on the ability of any project to generate carbon credits;

●	actions by governmental authorities, including changes in or to government regulation, taxation and carbon pricing initiatives;

●	due diligence risks, including failure of third parties’ reviews, reports and projections to be accurate;

●	volatility in prices of carbon credits and demand for carbon credits;

●	change in social or political views towards climate change and subsequent changes in corporate or government policies or regulations;

●	foreign operations and political risks;

●	operating and capital costs;

●	unforeseen title defects;

●	risks arising from competition and future acquisition activities;

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●	the potential for management estimates and assumptions to be inaccurate;

●	risks associated with establishing and maintaining systems of internal controls;

●	volatility in the market price of the Shares;

●	the effect that the issuance of additional securities by the Company could have on the market price of the Shares;

●	failure to engage or retain key personnel; and

●	the other factors discussed under “Risk Factors”.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Should one or more of these risks and uncertainties materialize, or should the Company’s estimates or underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described in forward- looking statements. The Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, the Company does not assume responsibility for the outcome of the forward- looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information.

The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward-looking information except as expressly required by applicable securities laws.

GENERAL MATTERS

Date of Information

Unless otherwise stated, the information herein is presented as at June 30, 2020, being the date of the Company’s most recently audited financial year.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” or “C$” are to Canadian dollars and all references to “US$” are to United States dollars.

Definitions

“Carbon Streaming”, “the Company,” “we,” “us” and “our” or similar terms refer to Carbon Streaming Corporation and its subsidiaries. A glossary of certain defined terms and abbreviations used herein is appended to this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on September 13, 2004 under the name “Mexivada Mining Corp.” Effective June 15, 2020, the Company’s name was changed to “Carbon Streaming Corporation”.

The registered office of the Company is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. The principal office of the Company is located at Suite 401, 4 King Street West, Toronto, Ontario M5H 1B6.

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The Company is a reporting issuer in each of the provinces of British Columbia, Alberta and Ontario.

The Company has applied to list its common shares (the “Shares”) and all of the Company’s common share purchase warrants (the “Warrants”) issued pursuant to the March 2021 Private Placement on the Neo Exchange Inc. (the “NEO Exchange”). Listing of the Shares and the Warrants is subject to the approval of NEO Exchange. On June 25, 2021, the NEO Exchange conditionally approved the Company’s listing application. Listing is subject to the Company fulfilling all of the requirements of the NEO Exchange including distribution of the Shares to a minimum number of public shareholders. In connection with listing the Company has reserved the stock symbol “NETZ”.

Intercorporate Relationships

The Company has no subsidiaries, affiliates or associates, other than the wholly owned subsidiary, 1253661 B.C. Ltd. (“Amalco”), which resulted when 1247374 B.C. Ltd. and 1247372 B.C. Ltd. (“Fundco”) amalgamated on June 17, 2020 in conjunction with the Amalgamation. The Company may incorporate one or more subsidiary companies to facilitate its activities as required.

DESCRIPTION OF THE BUSINESS

Overview

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic Co-Benefits in addition to their carbon reduction or removal potential.

Typically, a carbon credit represents one tonne of carbon dioxide (“tCO2”) or the carbon dioxide equivalent (“tCO2e”) of another greenhouse gas (based on the amount of heat it traps in the atmosphere) that is prevented from entering or being absorbed from the atmosphere. Every 4.60 tonnes of CO2e removed from the atmosphere is the equivalent of removing one average passenger vehicle for a year (Source: EPA).

The term “carbon credits” is used to collectively refer to carbon allowances, carbon offsets, forest offsets and other environmental attributes including, without limitation, renewable energy certificates and clean/low carbon fuel standard credits. Carbon credits can be generated from projects including but not limited to, forestry and land use, renewable energy, improved energy efficiency, agriculture, transportation, household devices, biomass and biogas facilities, waste disposal, carbon capture, utilization and storage (“CCUS”), wetland restoration, and other industrial projects.

Our management team intends to invest in projects that have a positive impact on the climate, local communities and biodiversity, and are expected to advance one or more of the United Nations’ Seventeen Sustainable Development Goals (“UN SDGs”). We intend to execute on our strategy by:

(i)	entering into streaming, royalty or royalty-like arrangements with project developers, NGOs, non- profits, companies, individuals and governments to purchase carbon credits from their assets or properties;

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(ii)	purchasing carbon credits in the voluntary or compliance markets;

(iii)	acquiring or investing, in the form of equity, debt or other forms of investment, in entities, assets or properties involved in the origination, generation, monitoring, or management of carbon credits or related businesses; and

(iv)	executing acquisitions, short term development and resale of carbon credits, interests, royalties, streaming interests, portfolios, joint ventures, or equity holdings.

The Company has entered into one carbon credit streaming transaction to date, in respect of the MarVivo Blue Carbon Conservation Project (“MarVivo”), a mangrove forest and marine habitat conservation project to be developed in Magdalena Bay in Baja California Sur, Mexico that is expected to be developed as a REDD+ project (pursuant to the framework of the Reducing Emissions from Deforestation and forest Degradation (“REDD”)) and generate “blue carbon” credits over its 30 year project life.

In addition, on June 3, 2021, the Company announced it has entered into an exclusive term sheet (the “BCI Term Sheet”) with the Bonobo Conservation Initiative (“BCI”) to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the Democratic Republic of Congo (the “DRC”).

On June 7, 2021, the Company announced that it had entered into a strategic partnership with WilsonZinter Enterprises Ltd. (“WZ”), a First Nations business in British Columbia, to source and finance investment opportunities in collaboration with British Columbia First Nations and develop carbon offset projects within their territories to combat climate change through the reduction of greenhouse gas (“GHG”) emissions.

Carbon Streaming Impact Investing Policy

The Company’s purpose is to generate attractive returns for stakeholders through the provision of innovative capital solutions for projects that demonstrably advance the transition to a low-carbon future, with a particular focus on projects with Co-Benefits which advance one or more of the 17 UN SDGs. This focus begins at the identification of potential investments. Due to the nature of our business, our capital will necessarily be deployed to projects that combat climate change. In our view however, while every carbon credit represents one less tonne of CO2e in the atmosphere, not every carbon credit is equal in its contribution to a sustainable future.

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Management will seek, wherever possible, investments that make a sustainable impact beyond the removal, avoidance or sequestering of GHG emissions. Our sustainable investment screen will ensure the consideration of factors that may augment the sustainable impact of our capital beyond advancing climate action, while also ensuring attractive financial returns. These considerations may take the form of protecting endangered species or providing tangible benefits to the communities in the project area, or other activities which advance sustainable development (commonly referred to as “Co-Benefits”). It is our belief that by focusing on these goals, the carbon credits in our portfolio will attract a premium, which should increase the financial returns to our Shareholders. Given the decades long relationship that results from a carbon stream, the Company believes it is vitally important to partner with developers and project operators who share our goal to be instrumental in the transition to a sustainable, low-carbon economy.

Streaming Business

The Company provides alternative financing, particularly streams and royalties, to finance projects that generate or are expected to generate carbon credits for sale in the voluntary and/or compliance markets. A carbon credit stream is a flexible, customizable financing alternative allowing developers, aggregators and/or owners of projects which require substantial capital to bring projects to fruition which will advance the transition to a low-carbon future. Similar financing structures, including streams and royalties, have been used extensively in the music, publishing, pharmaceutical, franchising, and precious and base metals sectors to provide an alternative to traditional sources of capital at an attractive cost. In a stream agreement, the holder makes an upfront payment in exchange for the right to purchase all or a fixed percentage or amount of the subject of the stream (e.g. song royalties, ounces of gold, etc.) at a pre-agreed price or a percentage of a reference price for the term of the agreement, which is typically for a long term. Stream interests are established through a contract between the holder and the property or asset owner. Streams are not typically working interests in a property or an asset and, therefore, the holder is not responsible for contributing additional funds for any purpose.

A carbon credit stream is a contractual agreement whereby the stream purchaser makes an upfront payment (in the form of cash, shares or other consideration) in return for the right to receive all or a portion of future carbon credits generated by a project or an asset over the term of the agreement. An additional payment may be paid per carbon credit to the project or asset developer or owner when the carbon credits are delivered to the stream purchaser or when the carbon credits are sold by the stream purchaser.

CARBON
STREAMING CORP
Provide
Upfront
Capital
Stream of
Carbon Credits
CO2
CarbonCo
Carbon Offset
Project Owner
"CarbonCo"

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The stream agreement provides the stream purchaser with exposure to carbon credits and potential price appreciation upside without taking on the operating responsibility and risk of managing a carbon offset project. It typically will also have lower ongoing costs than if the stream purchaser was to create and manage a similar property or asset on its own. To minimize risk of non-delivery of the carbon credits, the stream purchaser may take security over the property, asset, seller or the rights to the carbon credits.

Benefits of streams to the project developer or asset owner include an upfront payment and annual income over the project life. The developer or owner may use the upfront payment to fund project development on existing or new project activities, verification of carbon credits or for general corporate purposes. In some cases, the stream purchaser may assist the owner with implementation of the carbon offset project, including feasibility studies, registration, validation and verification, all of which may be too costly and complex for an owner to do on its own. A portion of the stream payments may also be invested locally to advance UN SDGs and improve the livelihood of the surrounding communities. Stream payments invested back into a project to fund activities, such as conservation or community programs to prevent deforestation, may result in higher GHG emissions reductions than originally projected thereby leading to an increase in the carbon credits generated by the project. Given the collective experience of its management team, Board and advisory board, Carbon Streaming believes it is ideally positioned to select projects and provide stream or royalty financing to those projects which will benefit from this financing structure.

Acquisition Growth Strategy

Carbon Streaming believes there is significant potential for stream-based financing in the carbon markets. For example, there are over 4,600 carbon offset projects currently listed in the four largest voluntary carbon credit registries, which is anticipated to significantly increase in response to rapidly increasing demand for carbon credits. The Taskforce on Scaling Voluntary Carbon Markets estimates that demand in the voluntary market for carbon credits could grow by approximately 15-fold to 1.5 to 2 GtCO2 of carbon credits per year in 2030 from today, and by 100-fold to 7 to 13 GtCO2 per year by 2050. Trove Research estimates the value of the voluntary market for carbon credits could reach US$10 to US$25 billion by 2030. Carbon Streaming is positioning itself to not only be able to provide funding to developers or project owners looking to innovatively finance new carbon offset projects or monetize some or all of their existing or future carbon credits today, but also to be able to market high quality carbon credits to the buyers that will need them to meet their regulated or voluntary requirements or goals as they offset their carbon footprint.

Overview of the Company’s Carbon Credit Portfolio

Geographic Location of Portfolio

MarVivo: Magdalena Bay, Baja California Sur, Mexico

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Summary of MarVivo Project

Project Description	Blue carbon mangrove forest and associated marine habitat conversation

Location	Magdalena Bay, Baja California Sur, Mexico

Project Proponent(s)	Fundación MarVivo Mexico, MarVivo Corporation and CONANP

Project Size	~22,000 hectares of mangroves

Project Status	Development

Development Budget	US$6 million

Initial Crediting Year	Est 2021

Project Life	30 years

Project Type	To be developed as REDD+[1]

Certifications	n.a.

Total GHG Emission Reduction (life of carbon offset project)	~26 million tCO2e

Non-Profit Partnerships	NAKAWE Project

Additional Benefits	● Protection of several species on the IUCN RED list
● Creation of an ecotourism industry
● Estimated US$2M annual direct benefits to local communities

MarVivo Investment and Project Overview

On May 13, 2021, Carbon Streaming entered into a purchase and sale agreement (the “MarVivo Stream”) among Fundación MarVivo Mexico, A.C., MarVivo Corporation and the Company pursuant to which the Company agreed to invest US$6 million to implement the MarVivo project, which is located in Magdalena Bay in Baja California Sur, Mexico, which is focused on the conservation of mangrove forest and its associated marine habitat. MarVivo is being developed by Fundación MarVivo Mexico, A.C. and MarVivo Corporation in partnership with Mexico’s National Commission for Protected Natural Areas (“CONANP”). The non-profit groups and NAKAWE Project, as well as the local communities of San Carlos (population ~5,000) and Lopez Mateos (population ~3,000), are also stakeholders involved in the project.

The MarVivo Stream is to deliver the greater of 200,000 carbon credits or 20% of verified credits generated by the project on an annual basis for a term of 30 years starting on date of the first delivery of carbon credits, which is expected to occur in the first half of 2023. To acquire the MarVivo Stream, Carbon Streaming agreed to pay MarVivo Corporation an upfront payment of US$6 million, which is expected to fully fund the initial project development costs. US$2 million in cash will be paid upon closing, and the balance will be paid in four installments upon specific milestones being met during project development. In addition, the Company will pay MarVivo Corporation 40% of the revenue received on the sale of the MarVivo carbon credits on a quarterly basis. The Company expects the MarVivo transaction to close in the third quarter of 2021. Osisko Gold Royalties Ltd (“Osisko”) has provided notice to the Company that it intends to exercise its participation rights in respect of the MarVivo transaction. See “Material Contracts”.

1 Expected standard.

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Magdalena Bay is home to Baja's largest mangrove forest creating an incredibly diverse and unique ecosystem. It is known for its pristine habitat and is home to a large diversity of sharks, whales and a variety of other species, including multiple listed as endangered. The Mexican State of Sinaloa has undergone significant deforestation of mangroves due to intensive shrimp farming and the MarVivo project intends to prevent the same from occurring in Magdalena Bay. The project covers approximately 22,000 hectares and plans to limit deforestation, promote wildlife conservation and generate unique benefits for the local communities. It is expected that the REDD+ framework will be used to define the project so that “blue carbon” credits may be generated to fund project activities and support the local communities.

Blue carbon refers to carbon stored in coastal and marine ecosystems. Blue carbon ecosystems are major sources for sequestering and storing carbon. According to the National Oceanic and Atmospheric Administration of the United States (NOAA), mangroves and coastal wetlands annually sequester carbon at a rate ten times greater than mature tropical forests. They also store three to five times more carbon per equivalent area than tropical forests.

A portion of the proceeds from the sale of MarVivo’s REDD+ carbon credits will support projects in local communities designed to address poverty, one of the main drivers of deforestation, and create new economic opportunities like ecotourism and sustainable sea scallop farming. The intent is to displace the shrimp farming that is occurring in the area surrounding the project which has led to high rates of mangrove deforestation. Approximately US$2 million of direct annual benefits are estimated to be received by the local communities once MarVivo is fully operational. Project developers, government partners, CONANP and local communities have committed to obtaining World Heritage Site status for the area due to its unique nature. Designation as a World Heritage Site would benefit the area through international recognition and legal protection, and also further funding efforts to help facilitate conservation and development of ecotourism.

Annual GHG emissions reductions for MarVivo are estimated at 872,122 tCO2e by MarVivo Corporation, which totals approximately 26 million tCO2e over the initial 30-year project life. MarVivo Corporation plans to have the project registered and validated under the Verified Carbon Standard (“VCS”) and Climate, Community and Biodiversity Standard (“CCB Standard”) administered by Verra. The project start date for crediting is anticipated to be January 1, 2021 with the first carbon credits from the MarVivo project expected in the first half of 2023. The Company believes the MarVivo carbon credits will attract premium pricing due to being “blue carbon” credits and the additional Co-Benefits that will be attributed to the project.

Other Carbon Credits Agreements

BCI Term Sheet

On June 3, 2021, the Company entered into the BCI Term Sheet with BCI to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest (“BPF”) located in the DRC. The two projects account for over 67% of the total 5,258,700 hectares (ha) area within the BPF and offer a combined potential to avoid and remove hundreds of millions of tonnes of CO2e over the 30-year span of the agreement. They are located within the Sankuru Nature Reserve (3,057,000 ha) and the Kokolopori Bonobo Reserve (479,480 ha). These projects are expected to generate multiple social and economic benefits for local communities and help spearhead biodiversity conservation measures. The REDD+ framework will be used to define the projects, both of which are anticipated to be certified through the VCS. The Company expects the projects to be developed over the next 18-24 months.

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WZ JV Agreement

On June 7, 2021, the Company formed a joint-venture partnership with WZ to source and finance investment opportunities in collaboration with First Nations and develop projects within their territories to combat climate change through the reduction of GHG emissions. In partnership, the Company and WZ will meet with First Nations officials to finance and develop carbon offset projects to meet such anticipated project benefits as reforestation and improved forestry management, wetland restoration, and associated efforts to protect the area’s rich biodiversity and partnership with First Nations to offer sustainable economic development, employment, and environmental education opportunities for self-sufficient communities.

Background on Carbon Markets

Global Climate Initiatives

In 2015, 196 parties came together under the Paris Agreement (the “Paris Agreement”) to set the world on a course towards sustainable development, aimed at holding global average temperature increases to 2°C above pre-industrial levels, while also pursuing efforts towards limiting the temperature increase even further to 1.5°C. Reaching the 1.5°C target requires that GHG emissions are cut by approximately 50% of current levels by 2030 and a balance between GHG emissions and removals, known more simply as the “net-zero” goal, is reached by 2050.

Pathway to reach the 1.5°C goal of the Paris Agreement (Total CO2 Net Emissions)2

Note: 570GT of cumulative CO2 emissions from 2018 for a 66% chance of a 1.5oC increase in global mean surface temperature (GMST). While emissions fell by a quarter at the peak of COVID-related lock-down, daily emission have rebounded to be only 5% lower than 2019 levels. Scenarios to 2050 still remain the same.

According to a recent report by the International Energy Agency (“IEA”), while annual global CO2 emissions for 2020 fell by 6% due to lockdowns and a slowdown in the global economy due to the COVID- 19 pandemic, which was the largest annual decline since World War II, by December 2020, CO2 emissions had risen to a level 2% higher than the same month in 2019.3 The Intergovernmental Panel on Climate

2 Taskforce on Scaling Voluntary Carbon Markets, Final Report, January 2021.

3 IEA, Global Energy Review: CO2 Emissions in 2020, March 2, 2021.

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Change (IPCC), which publishes an annual report that compares current climate commitments under the Paris Agreement to where they need to be to achieve the goals of the agreement, has stated that the window of opportunity to limit global warming and its dramatic consequences is closing fast.4

In response, countries have begun to increase their commitments to reduce global GHG emissions. In 2020, many countries announced more aggressive GHG emission reduction goals while others pledged to be “carbon-neutral” or “net-zero” by 2050. The Energy and Climate Intelligence Unit, a non-profit organization in London, currently tracks the net-zero commitments of countries, which can be found on their website at https://eciu.net/netzerotracker.

Carbon Pricing

Carbon pricing is expected to play a critical role in efforts to move to net-zero emissions by incentivizing technological innovation and progress in decarbonization technologies. Carbon pricing essentially puts a price on GHG emissions, which is often expressed as a monetary unit per tCO2e. Carbon dioxide equivalent converts other GHGs, such as methane and nitrous oxide, into the amount of CO2 which would have the equivalent global warming impact. It enables different GHGs to be combined and described in a common unit.

Carbon pricing is being used by governments as a cost-effective tool to achieve their GHG emissions reduction goals. Regulated carbon pricing has proven to be an effective, flexible and low-cost approach to reducing emissions, through incentivizing consumers and producers to shift away from high-emissions processes and products to low-carbon alternatives.

According to the World Bank Group, there are presently 64 carbon pricing initiatives in the form of carbon taxes or emission trading systems (“ETS”) that have been implemented or are scheduled for implementation by national, subnational or regional jurisdictions. In an ETS, a jurisdiction or coalition of members sets a cap on the total annual GHG emissions to be generated by specific industries. The cap then declines annually to achieve the climate goals of the jurisdiction or members. Carbon allowances equal to the emissions cap may then be freely allocated and/or auctioned to emitting entities who may then trade these allowances between them. Additional information on these carbon pricing initiatives and how they have evolved over the last century can be found at the World Bank Group’s website - https://carbonpricingdashboard.worldbank.org/.

4 IPCC, AR5 Synthesis Report: Climate Change 2014.

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Global Carbon Pricing Initiatives by Region, 2020

- ETS Implemented or Scheduled for Implementation
- ETS or Carbon Tax Under Consideration
- ETS Implemented or Scheduled, ETS or Carbon Tax Under Consideration
- Carbon Tax Implemented or Scheduled for Implementation
- ETS or Carbon Tax Implemented or Scheduled
- Carbon Tax Implemented or Scheduled, ETS Under Consideration

Carbon prices in many jurisdictions, however, remain substantially lower than those needed to achieve the objectives of the Paris Agreement, with half of covered emissions priced at less than US$10/tCO2e as of May 2020. The High-Level Commission on Carbon Prices, led by former World Bank chief economist Nicholas Stern, estimated that carbon prices of at least US$50-100/t CO2e are required by 2030 to cost- effectively reduce emissions in line with the Paris Agreement.

Companies have also begun incorporating an internal carbon price into their business operations, risk management and investment decisions to account for current or future regulation that could increase the cost of emissions. An internal carbon price places a charge on the amount of carbon dioxide emitted from assets and/or investment projects so a company can see its financial impact on its business. According to a recent report by the CDP5, corporate adoption of carbon pricing is rising, with the number of companies using or planning to use an internal carbon price increasing 80% over the last five years to more than 2,000 companies with a combined market capitalization of US$27 trillion. This includes nearly half (226) of the world’s 500 biggest companies by market capitalization. CDP’s analysis found that the median internal carbon price disclosed by companies in 2020 was US$25 per tonne of CO2e, which is below the level needed to achieve the goals of the Paris Agreement as shown above. The UN Global Compact calls on companies to set an internal carbon price at a minimum of US$100 per metric ton over time.

Overview of Carbon Credit Markets

The precursor to the Paris Agreement was the Kyoto Protocol, which was adopted on December 11, 1997. Due to a complex ratification process, it entered into force on February 16, 2005 and there are currently 192 parties to the protocol. The Kyoto Protocol operationalized the United Nations Framework Convention on Climate Change by having countries commit to limit and reduce their GHG emissions in accordance with agreed individual targets. The protocol set binding emission reduction targets for 37 industrialized countries and economies in transition and the European Union which added up to an average of 5% below 1990 levels over the five-year period 2008 to 2012 (the first commitment period). The Kyoto Protocol served to pioneer new approaches for fighting climate change and the development of two broad types of carbon markets: compliance and voluntary.

5 CDP, Putting a Price on Carbon, April 2021.

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The Kyoto Protocol enabled the 15 original member states of the European Union to join together to be treated as a single entity with one emission cap for compliance purposes and led to the creation of the EU Emissions Trading Scheme (“EU ETS”), which came into force in 2005. The EU ETS was the world’s first ETS and today remains the largest compliance carbon market by volume and value. As discussed in “Carbon Pricing”, ETSs are created and regulated by national or regional jurisdictions and collectively form the compliance carbon market. Carbon allowances that are created in an ETS are primarily traded within their specific compliance market, but can also be traded on secondary markets, which may or may not be regulated.

The voluntary carbon markets function outside of the compliance market and allow corporations, governments, asset managers and individuals that have voluntarily agreed to offset their GHG emissions to purchase carbon credits in the voluntary market in order to achieve their sustainability objectives. Carbon credits are purchased on the voluntary market and then “retired” by the purchaser to offset their GHG emissions.

Some carbon credits created in the voluntary markets are permitted to cover a portion of the emissions of a regulated entity in certain ETSs. Because demand for compliance carbon credits is driven by regulatory obligations, their prices tend to be higher than carbon credits issued solely for the voluntary market.

Currently, the voluntary markets represent a small portion of the total carbon market, with approximately US$320 million in trades in 2019, representing 104 million tonnes of CO2e in carbon credits.6 In comparison, global compliance markets traded €229 billion (US$261 billion) in value representing volume of 10.3 giga tonnes of CO2e in 20207. However, voluntary markets are expected to have strong growth in both volume and value of credits going forward.8

In January 2021, Trove Research undertook an analysis on the potential size of the voluntary carbon markets. They projected a range for demand of carbon offsets in 2030 to be 500 to 900 MtCO2e, increasing to 3 to 9.5 GtCO2e in 2050. The projected market value of the voluntary carbon market estimated by Trove Research is shown in the figure below with the green representing their low scenario (corporate demand for carbon offsets increases at 19% annually to 2025 (the average rate of growth over the last 4 years) and then 10% annually from 2025 to 2050) and the blue their high scenario (19% annual growth to 2030 and 15% annual growth to 2050). Both Trove Research scenarios exclude additional demand from Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) and EU oil companies.

6 Ecosystem Marketplace “State of the Voluntary Carbon Markets 2020”, September 2020.

7 Refinitiv, Carbon Market Year in Review 2020.

8 Trove Research – The Global Voluntary Carbon Market (January 2021).

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Voluntary carbon market size projections9

Carbon Credit Exchanges & Pricing

Carbon credits are traded on both private and public markets. Some exchanges that specialize in the trading of carbon credits include the European Climate Exchange, the NASDAQ OMX Commodities Europe exchange, and the European Energy Exchange. The prices of carbon credits are primarily driven by the levels of supply and demand in the markets.

There are several factors that determine the price paid for a particular voluntary carbon credit including: project activity (such as forestry, renewable energy, waste disposal, carbon capture, etc.), location, vintage (the year the credit was created), verification standard and associated Co-Benefits (such as job creation, water conservation or preservation of biodiversity).

Projects Generating Carbon Credits

Projects generating carbon credits are typically grouped into two categories: (i) avoidance / reduction projects, such as forest conservation, renewable energy or methane capture and (ii) removal / sequestration projects, such as reforestation/afforestation, wetland restoration or direct air capture technology, the most common of which are explained in further detail below.

●	Forests. Approximately 80% of the earth’s above-ground carbon and 40% of below-ground carbon is in forests. Forestry projects have been popular not only because of the carbon sequestration potential of forests, but also their ability to potentially deliver additional environmental and social benefits for local communities, such as job creation, water conservation, flood prevention, control of soil erosion, protection of fisheries and preservation of biodiversity, cultures and traditions. Afforestation projects are efforts that help create a forest on land that was previously barren. Reforestation projects, on the other hand, involve replanting trees in an area that has been deforested. Collectively, afforestation and reforestation projects act as carbon sinks (i.e. natural or artificial deposits that store more carbon than they emit, such as oceans, forests and artificial carbon sequestration technologies that remove carbon from the air). Forest conservation includes projects which help protect existing forests that would have otherwise been deforested without such conservation efforts and the revenue generated from carbon credits.

●	Improved energy efficiency. Carbon credits may be created from improved energy efficiency achieved by the installation of energy efficient products and technologies, fuel switching or the substitution of fossil fuel generation assets with solar, wind, hydro, geothermal or biomass alternatives. Costs of solar and other renewables projects vary based on the type of renewable, the geographic location of the project and project scale.

9 Trove Research – The Global Voluntary Carbon Market (January 2021).

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●	Wetland restoration. Wetlands are globally important carbon sinks, storing vast amounts of carbon. Peatlands hold a disproportionate amount of the earth’s soil carbon, and coastal wetlands such as mangroves, salt marshes and sea grass beds are vital for the sequestration of “blue carbon” (the high-density and long-life carbon that accumulates in coastal systems as a result of their high productivity and sediment trapping ability).

●	Methane capture. These projects capture methane from landfills or agricultural sources and by doing so can have additional benefits of lowering the risk of groundwater and soil contamination and air pollution for adjacent communities. These projects generally destroy GHGs by flaring, in turn generating electricity that can be harnessed for other purposes such as heating or fuel for vehicles.

The Cost of Carbon Credit Projects

Carbon credit projects have various cost points that may make them more or less attractive for companies or developers to pursue in order to achieve their climate initiatives.

The table below shows the steep cost curve associated with carbon sequestration activities, which includes natural carbon sinks and CCUS that reduce net emissions by removing carbon from the atmosphere. The table depicts carbon abatement potential as a result of prospective sequestration technologies. Given that direct air carbon capture storage’s (DACCS) carbon abatement potential is essentially limitless, the x axis is arbitrary and not intended to define potential bounds.

As the cost curve demonstrates, high carbon prices are required to fund the activities needed for the world to reach net-zero emissions, some of which involve new and innovative technologies that will require significant capital to reach commercial scalability.

10 Goldman Sachs, Carbonomics - Innovation, Deflation and Affordable De-carbonization, October 13, 2020. CCS=carbon, capture and storage; DACC=direct air carbon capture.

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Credit Verification

Quality carbon credits, certified or verified by recognized standards, are generally required to meet the following criteria:

●	Real, quantifiable and measurable. The emission reductions or removal must be realized and quantified based on a credible baseline using a recognized methodology expressed using standard GHG metrics. For example, a range of factors are considered when estimating forest offsets, including existing timber inventory (e.g. age, species, volume), management, sustainability constraints, timing of harvests and regeneration strategies, among others. They also cannot be double counted or double claimed.

●	Additional. The project activity is required to be additional. That is, it would not have existed in the absence of carbon market initiatives and the project reduces emissions or removes carbon dioxide from the atmosphere beyond a business-as-usual scenario. For example, claiming carbon credits from the reduction of methane from a landfill that was required by regulation to capture and destroy that methane would not be considered additional.

●	Permanent. Carbon credits must represent emission reductions or removals that will not be reversed after the credit is issued. If non-permanence is a material issue (e.g. wildfires in relation to forest offsets) then buffer pools can sometimes be put in place to minimize that risk and account for reversals should they occur.

●	Verified. The emission reductions or removals from the project should be monitored, reported and verified by a qualified, independent third-party in accordance with verification standards.

The verification of carbon credits is carried out by qualified independent companies, in accordance with approved methodologies stipulated by standards organizations that usually maintain their own carbon credit registry. Standards set the project design, monitoring, and reporting criteria against which a project’s carbon offsetting activities and/or environmental and social Co-Benefits can be certified or verified. In the voluntary markets, a number of competing standards organizations have emerged with the intent to increase credibility in the marketplace. Some of the more commonly used standards include the Verified Carbon Standard (VCS) by Verra, The Gold Standard, American Carbon Registry and Climate Action Reserve.

VCS projects can also achieve additional accreditation by two other programs administered by Verra - the CCB Standards, which identifies projects that simultaneously address climate change, support local communities and smallholders, and conserve biodiversity, and Sustainable Development Verified Impact Standard (SD VISta), which assesses the sustainable development benefits of a project based on the 17 UN SDGs. In 2019, VCS and VCS+CCB carbon credits accounted for 66.2% of transacted volume on the voluntary markets.

Employees

As of the date of this AIF, the Company had seven full-time employees. The Company also employs a number of consultants from time to time to assist with various aspects of the administration of its business.

Bankruptcy and Similar Procedures

The Company has not been the subject of bankruptcy, receivership or similar proceedings (voluntary or otherwise) in the three most recently completed financial years or during or proposed for the current financial year.

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Reorganizations

The Company has not been the subject of any material reorganization within the three most recently completed financial years, or completed during or proposed for the current financial year, other than described in “General Description of the Business – Three Year History” involving the consolidation of its Shares, the Amalgamation, the appointment of new management, the adoption of a new investment strategy focused on carbon markets, and the raising of significant financing.

RISK FACTORS

An investment in the Company’s securities is subject to various risks and uncertainties, including those set out below, under the heading “Forward-Looking Information” and elsewhere in this AIF. Such risks and uncertainties should be carefully considered by an investor before making any investment decision. If any of the possibilities described in such risks actually occurs, the Company’s business, financial condition and operating results could be materially adversely affected. Investors should carefully consider the risks and uncertainties described below as well as the other information contained in this AIF. The risks and uncertainties described below are not the only ones the Company may face. The following risks, together with additional risks and uncertainties not currently known to the Company or that the Company may deem immaterial, could impair the Company’s business, financial condition and results of operations. The market price of the Shares or Warrants could decline if one or more of these risks and uncertainties develop into actual events, and investors may lose all or part of their investment.

Risks Relating to the Company’s Business, Industry and Operating Environment

Dependence upon key management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of significant importance. The loss of any such members could negatively affect business operations. From time to time, the Company will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons experienced in carbon markets and the origination, registration, selling and trading of carbon credits is limited, and competition for such persons can be intense. In addition, the number of persons skilled in structuring streams is limited. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material adverse impact on its profitability, results of operations and financial condition. In addition, although Messrs. Cochrane and Kearns spend significant time with the Company and are highly active in the Company’s management, both Messrs. Cochrane and Kearns do not devote their full time and attention to the Company, as Messrs. Cochrane and Kearns also currently serve as President & Chief Executive Officer and Chief Financial Officer, respectively, of Nickel 28 Capital Corp.

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Limited operating history for the Company’s current strategy

Following the completion of the Amalgamation, the Company changed its business strategy from a focus on the natural resource sector to the carbon credits markets. Prior to the Amalgamation, the Company did not have any record of operating under an investment strategy with a focus on carbon credits. As such, the Company is subject to all of the business risks and uncertainties associated with starting a new business, including the risk that the Company will not achieve its financial objectives as estimated by its management.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of the Company’s activities will depend on management’s ability to implement its strategy and on the availability of opportunities related to carbon credit trading, stream agreements for carbon credits, and GHG emission avoidance, reduction and sequestration programs; government regulations; commitments to reduce GHG emissions by corporations, organizations and individuals; and general economic conditions. Although management is optimistic about the Company’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that the Company will successfully make profitable acquisitions of carbon credits, streams or other interests. In particular, its future growth and prospects will depend on its ability to expand its portfolio of investments while at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has sought and will continue to seek to invest in carbon credits, and businesses or investments related to carbon credits. In pursuit of such opportunities, the Company may fail to identify or select appropriate investment targets, or negotiate acceptable arrangements, including arrangements to finance the investments. The Company may be unable to identify or select appropriate investment targets in the numbers or at the pace it currently expects for a variety of reasons, including, among other things, the following: (i) the demand for carbon credits failing to develop sufficiently or taking longer than expected to develop; (ii) issues related to identifying, engaging, contracting, compensating and maintaining relationships with developers or owners of projects or negotiate agreements; (iii) issues related to the verification and validation of carbon credits, construction, permitting, the environment, and governmental approvals with respect to projects that generate carbon credits; (iv) a reduction in government incentives or adverse changes in policy and laws with respect to carbon credits; (v) competition for the projects the Company wishes to invest in; (vi) other government or regulatory actions that could impact the Company’s business model.

Concentration risk

The business of the Company is to invest in carbon credits, and businesses or investments related to carbon credits. Given the concentration of the Company’s exposure to carbon credits, the Company’s investment portfolio will be more susceptible to adverse economic or regulatory occurrences affecting carbon credits and carbon markets than an investment fund that holds a diversified portfolio of securities.

Further, the Company has entered into only one carbon credit stream agreement, which is expected to close in the third quarter of 2021, MarVivo. Any adverse development affecting the development and operation of MarVivo, including our ability to close the transaction, may have a material adverse effect on our near-term profitability, financial condition and results of operations. While the Company’s intention is to enter into stream arrangements and investments in a large number of carbon credits with exposure to a wide variety of projects and attributes, it will take time to attain such diversification. Until diversification is achieved, the Company will continue to have a significant portion of its assets dedicated to a small number of carbon credit projects, and businesses or investments related to carbon credits.

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Inaccurate estimates of growth strategy

Market opportunity estimates and growth strategies are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, and as such the estimates of growth included in this AIF may prove to be inaccurate and may not be indicative of future growth. As the royalty and stream financing model is relatively new in the carbon credit industry, it may not gain acceptance, or experience widespread growth, as anticipated. While the Company’s estimate of the total addressable market included in this AIF was made in good faith and is based on assumptions and estimates the Company believes to be reasonable, this estimate may not prove to be accurate. Further, even if the estimate of market opportunity and growth strategy does prove to be accurate, the Company could fail to capture a significant portion, or any portion, of the available market.

Fluctuating price of carbon credits

The principal factors anticipated to affect the price of the Shares and Warrants are factors which may affect the price of carbon credits and are thus beyond the Company’s control. The price at which the Shares and Warrants are traded will be influenced by a number of factors, some specific to the Company and some which may affect listed companies generally. These factors could include the performance of the Company, legislative and regulatory changes and general economic, political or regulatory conditions, including the level of commitment to the goals of the Paris Agreement by both governments and corporations and other private and public initiatives aimed at reducing GHG emissions. Changes in government priorities as a result of government deficits or as a result of changes in the prevailing views concerning the impact of GHGs on climate change could adversely affect the demand for carbon credits and thereby their price. Interpretation and enforcement of environmental legislation will vary by country and is subject to sudden change. Carbon credit prices will also be influenced by infrastructure and technological advances in reducing and sequestering GHG emissions and the economics associated with those activities. There can be no assurance that continual fluctuations in the price of carbon credits will not occur. In addition, carbon credits are traded in both the compliance and voluntary markets and the price for a carbon credit varies according to not only the market on which it is traded, but also according to its type, location, vintage, accreditation and additional social and environmental attributes. It is likely that the market price for the Company’s carbon credits will be subject to market trends generally.

Reduced demand for carbon credits

The demand for, and the market price of, carbon credits can be adversely affected by any number of factors, including the implementation of lower emission infrastructure, an increase in the number of projects generating carbon credits, invention of new technology that assists in the avoidance, reduction or sequestration of emissions, increased use of alternative fuels, a decrease in the price of conventional fossil fuels, increased use of renewable energy, and the implementation and operation of carbon pricing initiatives such as carbon taxes and ETSs. There can be no assurance that carbon pricing initiatives or compliance or voluntary carbon markets will continue to exist. Carbon pricing initiatives may be subject to policy and political changes and, may otherwise be diminished, terminated or may not be renewed upon their expiration.

In addition, the demand for carbon credits is driven by the social and political will to reduce GHG emissions globally. Without such social and political will, the marketplace for carbon credits would cease to exist and there would be no place for the Company to buy and sell carbon credits. Even if such marketplaces still exist, without the social and political will to reduce GHG emissions, the price of carbon may fall to an unsustainably low price, preventing profitability of the Company.

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Lack of liquidity and high volatility of carbon markets

Carbon markets, particularly the voluntary markets, are still evolving and there are no assurances that the carbon credits purchased by the Company or generated by the Company’s investments will find a market. The carbon credit market, particularly the voluntary markets, have experienced a high level of price and volume volatility. There is, or there may be in the future, a lack of liquidity for the purchase or sale of carbon credits. We may not be able to purchase or sell the volume of carbon credits we desire in a timely manner or at an attractive price. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale may take several months or longer to complete. In addition, as the supply of carbon credits is limited, we may experience difficulties purchasing carbon credits. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the Company’s securities.

Verification, cancellation and other risks associated with carbon credits

In seeking to acquire and grow a diversified and high-quality portfolio of streams and investments in projects that generate carbon credits over the long term, the Company’s intention is to have all such project(s) validated under the VCS and CCB Standards and registered by Verra. Any actual or proposed changes to international carbon standards or verification requirements, including without limitation VCS and CCB Standards, and/or the implementation of any national or international laws, treaties or regulations by governmental entities and/or any adverse changes to existing governmental policies with respect to carbon credits (including, without limitation, any changes to nationally determined contributions (known as INDCs or NDCs) under the Paris Agreement or any other national or international initiatives) may result in a material and adverse effect on our profitability, results of operation and financial condition.

In addition, the projects that the Company enters into streaming agreements over and/or otherwise invests in to generate carbon credits are subject to risks associated with natural disasters, which natural disasters could result in temporary or permanent damage to, or destruction of, projects that generate carbon credits. Any such natural disasters could impact the ability of the Company’s counterparties to deliver carbon credits to the Company and therefore adversely affect the viability of any of the Company’s investments in such projects, and may result in a material and adverse effect on our profitability, results of operations and financial condition.

Carbon pricing initiatives are based on scientific principles that are subject to debate

Carbon pricing initiatives, such as ETSs and carbon taxes, and carbon credits have arisen primarily due to relative international and scientific consensus with respect to scientific evidence indicating a correlative relationship between the rise in global temperatures and extreme weather events, on the one hand, and the rise in GHG emissions in the atmosphere, on the other hand. Failure to maintain international consensus, may negatively affect the value of carbon credits.

There is no assurance that carbon markets will continue to exist. New technologies may arise that may diminish or eliminate the need for carbon markets. Ultimately, the price of carbon credits is determined by the cost of actually reducing emissions levels. If the price of credits becomes too high, it will be more economical for companies to develop or invest in lower emission technologies, thereby suppressing the demand and adversely affecting the price.

Regulatory risk related to changes in regulation and enforcement of ETSs can adversely affect market behavior. If fines or other penalties for non-compliance are not enforced, incentives to purchase carbon credits will deteriorate, which can result in a fall in the price of carbon credits and a drop in the value of the Company’s assets.

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Carbon trading may become obsolete

Carbon trading is regulated by specific jurisdictions pursuant to regional legislation or can be voluntary. When regulated (e.g. in the European Union and in the Western Climate Initiative jurisdictions), governments compel emitters to reduce their GHG emissions through technological improvements or through the purchase of carbon credits. It is an identified risk factor that new legislation may arise in certain jurisdictions that may render the Company’s business plan and knowledge obsolete with respect to carbon credits. With respect to the voluntary trade of carbon credits, there is a significant risk that certain voluntary purchasers of carbon credits may elect to cease the purchase of carbon credits for various reasons that are inherent to their business plans, or because of changing economic, political contexts or other conditions that cannot be controlled by the management of the Company.

Impact of the COVID-19 pandemic

The ongoing COVID-19 pandemic could materially adversely affect our business, financial position and results of operations. The COVID-19 pandemic and the measures attempting to contain and mitigate the effects of the virus (including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns and restrictions on trade) have caused heightened uncertainty in the global economy. In particular, travel restrictions have impacted the timing of validation and verification deadlines for certifying organizations, which could delay the timing of delivery of carbon credits to the Company.

Since the impact of COVID-19 is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during the COVID-19 pandemic and such volatility may continue, which may cause declines in the price of our securities. To the extent that the COVID-19 pandemic harms our business and results of operations, many of the other risks described in this “Risk Factors” section may also be heightened.

Liquidity concerns and future financing requirements

The Company had negative cash flow from operations for the year ended June 30, 2020. It is likely the Company will operate at a loss until we are able to realize cash flow from our investments. We may require additional financing in order to fund our business, business expansion, and/or negative cash flow. The Company’s ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of Shares from treasury, control of the Company may change and Shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our business at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

Foreign operation and political risk

The Company’s investments may be focused in a particular country, countries, or region and therefore may be susceptible to adverse market, political, regulatory, and geographic events affecting that country, countries or region. A significant proportion of the Company’s short-term and medium-term opportunities are located outside of North America. Such geographic focus also may subject the Company and its investments to a higher degree of volatility.

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In particular, as of the date of this AIF, the projects that the Company has contracted with to generate carbon credits are located in Mexico and the DRC. There is no guarantee against any future political, or economic instability in Mexico, the DRC, or neighboring countries that might adversely affect the Company.

Risks the Company may face with respect any country where current or future streams or investments of the Company may be located, include unforeseen government actions, acts of god, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in a stream or an investment, or otherwise have an adverse impact on the Company’s valuation and price of securities.

Competition

There are many organizations, companies, non-profits, governments, asset managers and individuals that are buyers of carbon credits, or rights to or interest in carbon credits, and there is currently a limited supply of carbon credits, projects to generate future carbon credits and investment opportunities in carbon credits. Many competitors are larger, more established companies with substantial financial resources, operational capabilities and long track-records in carbon markets. The Company may be at a competitive disadvantage in investing in carbon projects, acquiring carbon credits or interests in carbon credits, whether by way of purchases in carbon markets, streams or other forms of investment, as many competitors have greater financial resources and technical staffs. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in building a portfolio of carbon credits and carbon credit related investments. Our inability to acquire carbon credits and streams may result in a material and adverse effect on our profitability, results of operation and financial condition.

Due diligence risks

The due diligence process undertaken by the Company in connection with acquisitions, investments or streaming arrangements that it undertakes or wishes to undertake, may not reveal all relevant facts in connection with an acquisition, investment or streaming arrangement. Before making any decision, the Company will conduct, or have independent consultants conduct, due diligence investigations that it deems reasonable and appropriate based on the facts and circumstances applicable to each acquisition, investment or streaming arrangement. When conducting due diligence investigations, the Company may be required to evaluate important and complex business, environmental, financial, tax, accounting, regulatory, technical and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence investigations and making an assessment regarding an acquisition, investment or streaming arrangement, the Company relies on resources available, including information provided by the target of the acquisition or investment, the party(ies) to the streaming arrangement and, in some circumstances, third party investigations. The due diligence investigations that are carried out with respect to any opportunity may not reveal or highlight all relevant facts that may be necessary.

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Rights of third parties

Some streams may be subject to: (i) buy-down right provisions pursuant to which an operator, developer, or property owner may buy-back all or a portion of the stream; (ii) pre-emptive rights pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream; or (iii) claw back rights pursuant to which the seller of a stream has the right to re-acquire the stream. Holders of these rights may exercise them such that certain streams may not be available for acquisition by the Company or that streams held by the Company may be subject to buy-back rights or first refusal rights on its sale.

Dependence on third party project developers, owners and operators

Carbon credits received by the Company are derived from projects that are operated by third parties. These third parties will be responsible for determining the manner in which the relevant properties are developed, operated and managed, including decisions that could expand, continue or reduce the number of carbon credits generated from a property or an asset. As a holder of streams or other interests, the Company may have little or no input on such matters. The interests of third parties and those of the Company on the relevant properties or assets may not always be aligned. As an example, in some cases, it may be in the interest of the Company to advance development as rapidly as possible in order to maximize the receipt of near-term carbon credits, while third party project developers, owners and operators may, in many cases, take a more cautious approach to development as they are at risk on the cost of development and operations. The inability of the Company to control the operations for the properties or assets in which it has a stream or other interest may have a material adverse effect on the Company’s profitability, results of operation and financial condition.

Limited access to data and disclosure

As a holder of streams and other non-operator interests, the Company does not serve as the project developer, owner or operator, and in almost all cases the Company has no input into how the project is developed or the operations are conducted. As such, the Company has varying access to data on the operations or to the actual projects themselves. This could affect its ability to assess the value of the streams or enhance their performance. This could also result in delays in the receipt of carbon credits from that anticipated by the Company based on the stage of development of the applicable properties or assets covered by its streams. In addition, some streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to streams and as such the Company may not be in a position to publicly disclose non-public information with respect thereto. The limited access to data and disclosure regarding the operations of the properties or assets in which the Company has an interest, may restrict its ability to assess the value or enhance its performance which may have a material adverse effect on the Company’s profitability, results of operation and financial condition.

Streams may not be honoured by developers or operators of a project

Streams are largely contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of streams and other interests do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Not all project developers, owners or operators are credit worthy. Such litigation may be time consuming and costly, and as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s profitability, results of operations and financial condition.

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Title risk

To the extent that the Company acquires direct interests in real property or assets, the Company will be subject to risks associated with ownership to title of any such property(ies) or asset(s). Although title reviews will be done according to industry standards prior to the purchase of or investment in any property or asset, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of the Company. Clear title to carbon credits may also be difficult to establish with absolute certainty in all cases.

In addition, agreements may contain terms regarding ongoing obligations and commitments that, if not fulfilled by the Company, can result in the forfeiture of the agreement with the property or asset owners or the payment of compensation.

Insurance risk

The Company will endeavour to maintain insurance at levels that it believes are reasonable and that are typical for its industry's insurance coverage. However, in light of the novelty of the carbon credit industry, the Company cannot give any assurances that insurance coverage for some or all of the risks of loss in the carbon credit industry will be available on commercially reasonable terms or at all. To the extent such insurance is available, the Company can give no assurances that it will continue to be available on commercially reasonable terms, that all events that could give rise to a loss or liability are insured or reasonably insurable or that its insurers would be capable of honouring their commitments if an unusually high number of claims were made against their policies. Certain losses, including certain environmental liabilities and business interruption losses, are not ordinarily covered by insurance.

Permits & licenses

The Company may acquire a property or an interest in a property with the intent to generate carbon credits from activities on that property. These future activities of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out development of its carbon offset projects on any future properties.

Market events and general economic conditions may adversely affect our business, industry and profitability

Adverse events in global financial markets can have profound impacts on the global economy. Many industries and markets, including the carbon markets, are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and carbon markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and valuation. Specifically, a global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity; the volatility of carbon credit prices would impact our revenues, profits, losses, cash flow and the value of our carbon credit holdings; and continued recessionary pressures could adversely impact demand for carbon credits and related investments. These factors could have a material adverse effect on our financial condition and operating results.

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Foreign exchange rates

Carbon credits are typically purchased in U.S. currency. However, the Company currently maintains its accounting records, reports its financial position and results, pays certain operating expenses and intends to have its securities listed on an exchange, in Canadian currency. Although the Company intends to adopt U.S. currency as its functional currency for the coming fiscal year, fluctuation in the U.S. currency exchange rate relative to the Canadian currency could negatively impact the value of the securities. Investment in carbon credits and/or equity securities denominated in a currency other than Canadian currency will be affected by the changes in the value of the Canadian dollar in relation to the value of the currency in which the carbon credit or security is denominated. Because exchange rate fluctuations are beyond our control, there can be no assurance that such fluctuations will not have an adverse effect on the Company’s operations or on the trading value of the Shares or Warrants.

Future acquisitions

As part of our business strategy, we may seek to grow by acquiring companies and/or assets or establishing joint ventures that we believe will complement our current or future business. Acquisition transactions involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of our key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired assets, companies or securities. Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of assets or companies and could have a material adverse effect on our financial condition. We may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for our business. We cannot guarantee that we can complete any acquisition we pursue on favourable terms, or that any acquisitions completed will ultimately benefit our business.

Changes in accounting standards and interpretations

IFRS accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to the Company’s business, including revenue recognition, impairment of goodwill and intangible assets, inventory and income taxes, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change the Company’s reported financial performance or financial condition in accordance with generally accepted accounting principles. Further, the Company’s implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect the Company’s reported financial position or operating results or cause unanticipated fluctuations in its reported operating results in future periods.

Regulatory change

We may be affected by changes in regulatory requirements, customs, duties or other taxes in the jurisdictions in which we operate, including Canada, Mexico, and the DRC. Such changes could, depending on their nature, benefit or adversely affect the Company. The costs associated with legal compliance may be substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of projects generating carbon credits and planned operations and delays in the development of projects generating carbon credits. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the operations of the projects generating carbon credits. Failure to comply with laws and regulations by the Company or by the operators of projects in which it invests could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts.

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Litigation

The Company may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If such disputes arise and we are unable to resolve these disputes favorably, it may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Leverage

The Company may use financial leverage by borrowing funds against the assets of the Company. The use of leverage increases the risk to the Company and subjects the Company to higher current expenses. Also, if the value of the Company’s assets drops to the loan value or less, Shareholders could sustain a total loss of their investment.

Conflicts of interest

Certain of the Company’s directors may also serve as directors or officers, or have significant shareholdings in, other companies involved in carbon credits or the carbon markets and, to the extent that such other companies may participate in ventures or markets in which the Company may participate in, or in ventures or markets which the Company may seek to participate in, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of carbon credits, streams or other investments. Such conflicts of the directors and officers may result in a material adverse effect on our profitability, results of operation and financial condition.

Anti-corruption and bribery laws

Our operations are governed by, and involve interactions with, various levels of government in foreign countries. Pursuant to our contractual obligations, we are required to comply with anti-corruption and anti- bribery laws, including the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar laws in Mexico and the DRC. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because the MarVivo project is located in Mexico, the BCI projects are located in the DRC, and the Company may pursue investments in other foreign countries, there is a heightened risk of potential CFPOA and FCPA violations.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our cash flows, financial condition or results of operations.

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Sensitivity to nature and climate conditions

The physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt the operation of our projects and may require us to make additional expenditures to mitigate the impact of such events. Also see the risk “Verification, cancellation and other risks associated with carbon credits”.

Forward-looking information

The forward-looking statements relating to, among other things, future results, performance, achievements, prospects or opportunities of the Company included in this AIF, are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Actual results of the Company in the future may vary significantly from historical and estimated results and those variations may be material. There is no representation by the Company that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this AIF. See “Forward-Looking Information”.

Risks Related to Securities of the Company

No current market for Shares and Warrants

There is currently no market through which the Shares and Warrants may be sold, and such a market may not develop and therefore, holders may not be able to resell the Shares and Warrants. This may affect the pricing of the Shares and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Shares and Warrants and the extent of issuer regulation.

Volatility of market price for the Shares or Warrants

If and when there is a market through which the Shares and Warrants may be sold, the market price for the securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following: (i) actual or anticipated fluctuations in the Company’s results of operations; (ii) changes in the economic performance or market valuations of other companies that investors deem comparable to the Company; (iii) the loss or resignation of executive officers and other key personnel of the Company; (iv) sales or perceived sales of additional Shares; (v) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors which prove to be ill considered; (vi) short sales, hedging and other derivative transactions in our Shares; (vii) investors’ general perception of the Company and the public’s reaction to the Company’s press releases, other public announcements and filings with Canadian securities regulators; (viii) recommendations by securities research analysts (ix) general political, economic, industry and market conditions, including fluctuations in carbon credit prices; and (x) trends, concerns, technological or competitive developments, regulatory changes and other related issues in the avoidance, reduction and sequestration of GHG emissions or the carbon markets.

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Financial markets have experienced significant price and volume fluctuations in recent years that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Shares and Warrants may decline even if the Company’s operating revenue, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Shares by those institutions, which could adversely affect the trading price of the Shares and Warrants.

Equity dilution

The Board may issue an unlimited number of Shares and Warrants without any vote or action by the Shareholders, subject to the rules of the NEO Exchange and any other stock exchange on which the Company’s securities may be listed from time to time. The Company may make future acquisitions or enter into financings or other transactions involving the issuance of securities, and may issue securities in consideration for services rendered. If the Company issues any additional equity, the percentage ownership of existing Shareholders will be reduced and diluted and the price of the Shares could decline.

Increased expenses as a result of being a listed public company

Upon completion of listing on the NEO Exchange, the Company will incur additional significant expenses and regulatory burden as a result of being a listed public company, which may negatively impact its performance and could cause its results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the rules of the NEO Exchange substantially increase expenses, including legal and accounting costs, and make some activities more time consuming and costly. Canadian securities laws and the rules of the NEO Exchange require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which will significantly increase costs. Reporting obligations as a public company and the Company’s anticipated growth may place a strain on financial and management systems, processes and controls. The Company also expects that these laws, rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult to attract and retain qualified persons to serve on the Company’s Board or as officers. As a result of the foregoing, the Company expects a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact its financial performance and its profitability, results of operation and financial condition.

Prospect of dividends

The Company currently intends to use its future earnings, if any, and other cash resources for the operation and development of its business and does not currently anticipate paying any dividends on the Shares.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2004 - 2019

Until 2012, the Company’s principal business purpose was to acquire and explore mineral properties in North America. From 2012 to early 2020, the Company was inactive. Since June 2020, the Company’s focus has been on acquiring and investing in carbon credits in the compliance and voluntary carbon markets.

The Shares previously traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV”. The Shares were subsequently halted from trading, subject to cease trade orders (“CTOs”) and delisted from the TSX-V on May 9, 2017 following the failure of a previous management team to file statements for the fiscal year ended June 30, 2012, and corresponding MD&A and certifications. The CTOs were issued by the British Columbia Securities Commission (November 19, 2012), the Ontario Securities Commission (December 3, 2012) and the Alberta Securities Commission (March 5, 2013).

2020

In February 2020, the Company was successful in obtaining full revocation orders to all three CTOs. Since then, the Company has undertaken the following corporate activities:

●	On April 16, 2020, the Company entered into a loan agreement with Fundco whereby Fundco agreed to loan sufficient funds to the Company to enable it to pay all of its then outstanding liabilities. Fundco had been incorporated as an arm’s length entity to raise funds to loan to the Company (and in this regard Fundco raised an aggregate of $714,000 through the sale of units of Fundco).

●	On May 21, 2020, the Company held an annual meeting of its Shareholders at which three new directors were appointed to the Board: Edgar Froese, Ming Jang and Colin Watt.

●	Effective June 15, 2020, the Company changed its name to “Carbon Streaming Corporation” and completed a consolidation of its then issued and outstanding common shares on the basis of one new consolidated Share for every 100 previously issued common shares (so as to have 695,636 post-consolidated Shares outstanding).

●	On June 17, 2020, the Company completed a three-cornered amalgamation (the “Amalgamation”) pursuant to an amalgamation agreement dated June 15, 2020 whereby: (i) the Company’s subsidiary, 1247374 B.C. Ltd. amalgamated with Fundco to form a new amalgamated company, 1253661 B.C. Ltd. (“Amalco”); (ii) the Company issued an aggregate of 14,280,000 Shares to the former shareholders of Fundco (and an equivalent number of Warrants), such that the former shareholders of Fundco became the majority Shareholders of the Company; and (iii) Amalco became a subsidiary of the Company (the “Amalgamation Agreement”).

●	On December 16, 2020, the Company raised $70,000 through the sale of 1,400,000 Units at $0.05 per Unit, with each Unit consisting of one Share and one Warrant exercisable at $0.125 per Share until December 16, 2025.

●	On December 22, 2020, the Company raised $172,500 through the sale of 3,450,000 Units at $0.05 per Unit, with each Unit consisting of one Share and one Warrant exercisable at $0.125 per Share until December 22, 2025.

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2021

During 2021, the Company has undertaken the following corporate activities:

●	On January 27, 2021, the Company completed a private placement for aggregate proceeds of $3,667,500 through the sale of 14,670,000 Units at $0.25 per Unit, with each Unit consisting of one Share and one Warrant exercisable at $0.75 per Share until January 27, 2026.

●	On January 27, 2021, the Company appointed Justin Cochrane as President and CEO of the Company, and Conor Kearns as the Company’s Chief Financial Officer. Each of Justin Cochrane, Maurice Swan and Andy Tester were appointed to the Board, and each of Colin Watt, Edgar Froese and Ming Jang resigned from the Board on the same date.

●	On March 11, 2021, the Company completed a private placement for aggregate proceeds of $32,474,451 through the sale of 43,299,268 Units at $0.75 per Unit (each Unit consisting of one Share and one Warrant exercisable at $1.50 per Share until March 2, 2026) (the “March 2021 Private Placement”).

●	On April 11, 2021, each of R. Marc Bustin, Saurabh Handa and Jeanne Usonis were appointed to the Board and Justin Cochrane resigned from the Board.

●	On May 12, 2021, the Company completed a private placement for aggregate proceeds of $11,611,000 through the sale of 11,611,000 Shares at a price of $1.00 per Share.

●	On May 17, 2021, the Company announced that it had entered into a carbon credits stream agreement to invest US$6 million to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico. See “Description of the Business – Overview of the Company’s Carbon Credit Portfolio”.

●	On June 3, 2021, the Company announced that it had entered into an exclusive term sheet with BCI to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the DRC.

●	On June 7, 2021, the Company announced that it had entered into a strategic partnership with WZ, a First Nations business in British Columbia, to source and finance investment opportunities in collaboration with First Nations and develop projects within their territories to combat climate change through the reduction of GHG emissions.

●	On June 9, 2021, the Company announced that it had expanded its management team through the addition of Michael Psihogios as Chief Investment Officer, Anne Walters as General Counsel and Corporate Secretary, Alec Kushnir as EVP, Energy Carbon Credit Origination, and Amy Chambers as Director, Marketing, Communications & Sustainability.

●	On June 29, 2021 Justin Cochrane was re-appointed to the Board as part of the Company’s annual shareholders meeting.

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New Directors & Officers

New directors and officers of the Company have been appointed in Fiscal 2021. The current directors and officers of the Company are as follows:

R. Marc Bustin	Director
Saurabh Handa	Director
Maurice Swan	Director & Chair of the Board
Andy Tester	Director
Jeanne Usonis	Director
Justin Cochrane	Director, President & Chief Executive Officer
Conor Kearns	Chief Financial Officer
Michael Psihogios	Chief Investment Officer
Anne Walters	General Counsel & Corporate Secretary

Investment Committee

The Company has established an investment committee (the “Investment Committee”) comprised of members of senior management, the Board and the Advisory Board to review proposed transactions identified by management and to make recommendations regarding such transactions to the Board. At present, the Investment Committee is chaired by Kristen Kleiman and is comprised of the following individuals: Maurice Swan, Jeanne Usonis, Justin Cochrane and Michael Psihogios with other members added on an ad hoc basis.

Advisory Board

The Company also established an advisory board during Fiscal 2021 to which the following individuals were appointed: Kristen Kleiman, Robert Falls, Bart Simmons, Sean Roosen and Mike Harcourt. See “Directors and Officers – Advisory Board”.

Other

Other than as stated herein there were no acquisitions, dispositions, changes to management, or financings in the past three fiscal years (ending June 30, 2018, 2019 and 2020).

Investor Rights Agreement

Osisko and the Company are currently parties to an investor rights agreement dated February 18, 2021 which governs various aspects of the relationship between Osisko and the Company (the “Investor Rights Agreement”). The following is a summary of the material attributes and characteristics of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. Osisko currently holds 6.53% of the Shares (or 11.66% on a partially diluted basis assuming the exercise of Warrants held by Osisko). See also “Principal Securityholders”.

Board Nomination Right

Pursuant to the Investor Rights Agreement, Osisko shall be entitled to nominate, on an annual basis, one (1) nominee for election to the board of directors of Carbon Streaming for so long as, (i) until the date that is three (3) years from the date of the Investor Rights Agreement, Osisko, together with its affiliates, does not hold less than an aggregate of 10,800,000 Shares and Warrants and (ii) at any time after the date that is three (3) years from the date of the Investor Rights Agreement, the percentage of outstanding Shares beneficially owned directly or indirectly by Osisko, together with its affiliates, is not less than 7.5% of the outstanding Shares.

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Participation Rights

Pre-emptive Right

Under the Investor Rights Agreement, the Company will also grant to Osisko certain equity financing rights to participate in future offerings of any new securities by the Company. During times that Osisko, together with its affiliates, beneficially own directly or indirectly, (i) until the date that is three (3) years from the date of the Investor Rights Agreement, not less than an aggregate of 10,800,000 Shares and Warrants and (ii) at any time after the date that is three (3) years from the date of the Investor Rights Agreement, not less than 7.5% of the issued and outstanding Shares, if the Company proposes to issue or sell any Shares or other equity securities or any warrant, option or other right to acquire equity securities or other securities convertible or exchangeable for equity securities (the “New Securities”), then Osisko has the right to subscribe for and purchase, each type, class or series of New Securities, as applicable, on terms and conditions not less favorable than those provided to the other subscribers of such New Securities, up to an amount sufficient to maintain Osisko’s aggregate pro rata ownership interest in the outstanding Shares.

Stream Participation Right

Provided that Osisko meets the same ownership conditions, either (i) or (ii), as appliable, as noted above under “Pre-emptive Right”, Osisko shall then have the exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties (the “Stream Participation Right”). Similarly, the Company, and its affiliates, shall not sell all or part of its interest in or rights under any asset or agreement in respect of which Osisko has exercised its Stream Participation Right, without first having offered same to Osisko in writing.

Voting Support

Subject to certain exceptions, Osisko has also agreed that it will vote and will cause voting securities owned by its affiliates to be voted: (a) in favour of, (i) each director nominated and recommended by the board for election, (ii) the Company’s proposal for ratification of the appointment of the Company’s independent auditor, and (iii) every other management recommendation at any meeting of shareholders of the Company; and (b) against, any shareholder nominations for director that are not approved and recommended by the board.

Significant Acquisitions

On June 17, 2020 the Company completed a three-cornered amalgamation whereby (i) the Company’s subsidiary, 1247374 B.C. Ltd. amalgamated with Fundco to form a new amalgamated company, 1253661 B.C. Ltd. (“Amalco”), (ii) the Company issued an aggregate of 14,280,000 Shares to the former shareholders of Fundco (and an equivalent number of Warrants), such that the former shareholders of Fundco became the majority shareholders of the Company; and (iii) Amalco became a subsidiary of the Company. The Amalgamation was treated, for accounting purposes, as an acquisition of assets by the Company in that Fundco’s only assets were cash and its outstanding loan to the Company; and as such the Company did not file a Form 51-102F4 in respect of the acquisition.

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DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its incorporation, declared or paid any dividends on its Shares, and does not currently anticipate paying any dividends in the foreseeable future. Rather, the Company intends to use any future earnings and other cash resources for the operation and development of its business, but may declare and pay dividends in the future as operational circumstances permit. Any future determination to pay dividends on the Shares will be at the sole discretion of the Board after considering a variety of factors and conditions existing from time to time, including current and future operations, operating costs and debt service requirements, and available investment opportunities. There are no restrictions precluding the Company from paying dividends or making other distributions to its Shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares, of which there were 14,975,636 Shares issued and outstanding as of June 30, 2020. As of the date of this AIF, there are 103,364,237 Shares issued and outstanding.

Shares

The Company’s Shares are not subject to any future call or assessment and do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Shares, all of which rank equally as to all benefits which might accrue to the holders of the Shares. All holders of Shares are entitled to receive notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of Shares, every Shareholder has one vote for each Share of which he is the registered owner. Voting rights may be exercised in person or by proxy.

The holders of Shares are entitled to share pro rata in any: (i) dividends if, as and when declared by the Board in its discretion, and (ii) such of the Company’s assets as are distributable to them upon liquidation, dissolution or winding-up of the Company. Other than as described in this AIF, no Shares or holders of Shares have any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions. No holder of Shares has any rights to permit or restrict the issuance of additional securities or any other material restriction. All outstanding Shares are fully paid and non-assessable, without liability for further calls or to assessment. Rights pertaining to the Shares may only be amended in accordance with applicable corporate law, which includes approval of the holders of such Shares.

Warrants

As of June 30, 2020, the Company had Warrants outstanding enabling the holders to acquire up to 14,280,000 Shares at a price of $0.125 per Share at any time up until April 22, 2025. Since Fiscal 2020, the following additional Warrants have been issued by the Company:

(i)	1,400,000 Warrants exercisable to acquire Shares at a price of $0.125 per Share at any time up until December 16, 2025;

(ii)	3,450,000 Warrants exercisable to acquire Shares at a price of $0.125 per Share at any time up until December 22, 2025;

(iii)	14,670,000 Warrants exercisable to acquire Shares at a price of $0.75 per Share at any time up until January 27, 2026; and

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(iv)	43,299,268 Warrants exercisable to acquire Shares at a price of $1.50 per Share at any time up until March 2, 2026.

As of the date of this AIF, there are 63,972,601 Warrants issued and outstanding. Accordingly, an aggregate of up to 63,972,601 Shares are issuable upon the exercise of all outstanding Warrants.

Options, Restricted Share Units and Performance Share Units

The Company has adopted the Long-Term Incentive Plan (“LTIP” or “Plan”) as a means to provide incentive to eligible directors, officers, employees and consultants (“Participants”). There were no options outstanding under the LTIP as at June 30, 2020. As of the date of this AIF, there are 3,200,000 Options, 2,500,000 RSUs outstanding and nil PSUs outstanding.

The purpose of the Plan is to advance the interests of the Company by: (i) providing Participants with additional incentives; (ii) encouraging stock ownership by such Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) promoting growth and profitability of the Company; (v) encouraging Participants to take into account long-term corporate performance; (vi) rewarding Participants for sustained contributions to the Company and/or significant performance achievements of the Company; and (vii) enhancing the Company’s ability to attract, retain and motivate Participants. The LTIP is administered by the Board, and Stock Options, RSUs and PSUs (collectively, “Awards”) are granted thereunder at the discretion of the Board to eligible Participants.

To be eligible to receive Awards under the LTIP, a Participant must be either a director, officer, employee, consultant, or an employee of a company providing management or other services to the Company or a subsidiary at the time the incentive is granted. However, persons providing investor relations services are not eligible to receive RSU or PSU awards.

The LTIP is a 10% rolling plan and the total number of Shares issuable upon exercise of all Awards under the LTIP cannot exceed 10% of the Company’s issued and outstanding Shares on the date on which an Award is granted. The following is a summary of the material terms of the LTIP:

(a)	The total number of Shares reserved for issuance under all Awards to any one Participant in any 12-month period must not exceed 5% of the outstanding Shares at the time of grant.

(b)	The total number of Shares reserved for issuance under all RSUs and PSUs to any one Participant in any 12-month period must not exceed 1% of the outstanding Shares at the time of grant.

(c)	The total number of Shares reserved for issuance under all Awards to all non-executive directors must not exceed 1% of the Company’s outstanding Shares at the time of grant.

(d)	The total number of Shares reserved for issuance under all Awards to any one consultant in any 12-month period must not exceed 2% of the outstanding Shares at the time of grant.

(e)	The total number of Shares reserved for issuance under all Stock Options to all persons providing investor relations activities in any 12-month period must not exceed 2% of the outstanding Shares at the time of grant, with no more the 25% of the Stock Options vesting in any three (3) month period.

(f)	The exercise price of a Stock Option must not be less than the market price of the Company’s Shares on the date of grant.

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(g)	All Stock Options must expire not later than 10 years after the date of grant. However, should the expiry date fall within a trading blackout period (generally meaning circumstances where material information is not yet public), then within ten business days following the expiration of such blackout period.

(h)	Vesting of Stock Options shall be at the discretion of the Board, and will generally be subject to the Participant remaining as a director, or employed by or continuing to provide services to the Company.

(i)	RSU and PSU Awards will be subject to such conditions, vesting provisions, and performance criteria as the Board may determine for each grant; and the Board shall determine whether each Unit Award shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the cash equivalent of one Share; or (iii) to elect to receive a combination of cash and Shares.

(j)	In the event of a change of control of the Company (including a take-over bid being made to the shareholders generally), all outstanding Awards may become exercisable, notwithstanding the vesting terms (but subject to performance criteria being met), subject to regulatory approval.

(k)	The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan.

Unless the Board determines otherwise, the LTIP provides that Stock Options will vest as to one-third following each of the first, second and third anniversaries of the date of such grant.

The exercise price of any Stock Option shall be fixed by the Board when such option is granted, but shall be no less than the three-day volume weighted average trading price of the Shares on the NEO Exchange on the day prior to the date of grant.

A Stock Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the option, or such shorter period of time as the Board may determine. The LTIP provides that the exercise period shall automatically be extended if the date on which such option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate ten business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to one-third each on the first, second and third anniversary date of their grant. With respect to PSUs, unless otherwise approved by the Board and except as otherwise provided in a Participant’s grant agreement or any other provision of the LTIP, PSUs will vest subject to performance and time vesting.

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The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a Participant’s employment agreement:

Event Provisions	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Awards.

Resignation	Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation, or such longer period as the Board may determine in its sole discretion.

Termination other than for cause	Subject to the terms of the grant or as determined by the Board, upon a Participant’s termination without cause, the number of Awards that may vest is subject to pro- ration over the applicable performance or vesting period.

Retirement	Upon the retirement of a Participant’s employment with the Company, any unvested Awards held as at the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the Participant breaches any post-employment restrictive covenants in favor of the Company (including non-competition or non-solicitation covenants), then any Awards held by such Participant, whether vested or unvested, will immediately expire.

Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps; or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a Participant is terminated without cause or resigns for good reason during the 12-month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any Award granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and NEO Exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any Award at any time without the consent of a participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the NEO Exchange, and (iii) be subject to shareholder approval, where required by law, the requirements of the NEO Exchange or the LTIP; provided, however, that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the LTIP;

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●	changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award (subject to NEO Exchange prior approval if in respect of Stock Options granted to persons who provide investor relations activities);

●	a change to the assignability provisions under the LTIP;

●	any amendment regarding the effect of termination of a participant’s employment or engagement;

●	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;

●	any amendment regarding the administration of the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the NEO Exchange or any other regulatory body (provided, however, that the NEO Exchange may require shareholder approval of any such amendments); and

●	any other amendment that does not require the approval of the shareholders,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of Shares issuable under the LTIP, other than pursuant to the adjustment provisions;

●	reduce the exercise price of the Awards;

●	introduce non-employee directors as eligible participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;

●	remove or exceed the insider participation limit; or

●	amend the amendment provisions of the LTIP.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s Shares previously traded on the TSX-V under the symbol “MNV”. The Shares were subsequently halted from trading and delisted from the TSX-V on May 9, 2017 following the failure of a previous management team to file statements under applicable Canadian securities law – see “General Development of the Business – Three Year History - 2004 – 2019”. As of the date of this AIF, neither the Shares nor the Warrants are presently listed for trading on any stock exchange.

Prior Sales

The Company issued the following securities during Fiscal 2020 and prior to the date of this AIF:

Date of Issuance	Type of Security	Price	Number of Securities[1]	Aggregate Issue Price	Type of Transaction
June 17, 2020	Shares Warrants	$0.05	14,280,000	$714,000
		n/a	14,280,000		Acquisition[2]
December 16, 2020	Units[3]	$0.05	1,400,000	$70,000	Private Placement
December 22, 2020	Units[4]	$0.05	3,450,000	$172,500	Private Placement
January 27, 2021	Units[5]	$0.25	14,670,000	$3,667,500	Private Placement
March 11, 2021	Units[6]	$0.75	43,299,268	$32,474,451	Private Placement
April 9, 2021	Units[7]	$0.75	333,333	$0	Payment for Services
May 12, 2021	Shares	$1.00	11,611,000	$11,611,000	Private Placement
May 12, 2021	Shares	$0.125	8,900,000	$1,112,500	Warrants exercised

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Date of Issuance	Type of Security	Price	Number of Securities[1]	Aggregate Issue Price	Type of Transaction
May 27, 2021	Shares	$0.125	4,380,000	$547,500	Warrants exercised
June 2, 2021	Shares[8]	$1.00	165,000	$0	Payment for Services
June 11, 2021	Shares	$0.125	100,000	$12,500	Warrants exercised
June 16, 2021	Shares	$0.125	50,000	$6,250	Warrants exercised
June 30, 2021	Shares	$0.125	10,000	$1,250	Warrants exercised
June 30, 2021	Shares	$0.75	20,000	$15,000	Warrants exercised

Notes:

(1)	All figures are on a post-Consolidation basis.
(2)	Issued pursuant to the Amalgamation.
(3)	Each Unit consisted of one Share and one Warrant to acquire a Share at $0.125 per Share until December 16, 2025.
(4)	Each Unit consisted of one Share and one Warrant to acquire a Share at $0.125 per Share until December 22, 2025.
(5)	Each Unit consisted of one Share and one Warrant to acquire a Share at $0.75 per Share until January 27, 2026.
(6)	Each Unit consisted of one Share and one Warrant to acquire a Share at $1.50 per Share until March 2, 2026.
(7)	In exchange for services, the Company issued 333,333 Units. Each Unit is comprised of one Share and one Warrant, with each Warrant exercisable at $1.50 until March 2, 2026.
(8)	In exchange for services, the Company issued 165,000 Shares.

Other than as disclosed herein, the issuances of Shares, Warrants and Units listed above represent the only issuances of such securities of the Company since the Shares were halted from trading on the TSX-V on May 9, 2017.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

None of the Company’s outstanding securities are subject to escrow or any other contractual restriction on transfer.

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DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth, for each of the directors and executive officers of the Company as of the date hereof, the person’s name, jurisdiction of residence, position and office held with the Company, principal occupation during the last five years and, if a director, the period or periods during which the person has served as a director of the Company. Each of the directors of the Company will hold office until the close of the next annual meeting of the Shareholders of the Company unless his or her office is earlier vacated in accordance with the by-laws of the Company.

Name and Jurisdiction of Residence	Position	Principal Occupation for Past Five Years	Director Since
Maurice Swan [1,2,3] Ontario, Canada	Director	Lawyer and General Counsel of Superior Gold Inc.; Until July 2019, a corporate partner at Stikeman Elliott LLP	Jan. 27, 2021

R. Marc Bustin [1,2] British Columbia, Canada	Director	Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd.	April 11, 2021

Saurabh Handa [1,3] British Columbia, Canada	Director	CFO of Metalla Royalty & Streaming Ltd. and Principal of Handa Financial Consulting Inc.; Formerly CFO of Titan Mining Corp. from March 2017 to January 2018; Vice President, Finance of Imperial Metals Corp. from February 2016 to March 2017; Senior Corporate Controller of Imperial Metals Corp. from August 2015 to February 2016	April 11, 2021

Andy Tester [2,3] Oregon, U.S.A.	Director	Naturalist and labor advocate, primarily in the Pacific Northwest and Alaska	Jan. 27, 2021

Jeanne Usonis California, U.S.A	Director	Director at Regent Advisors LLC	April 11, 2021

Justin Cochrane Ontario, Canada	Director, President, & CEO	President and CEO of the Company since January 2021. President and CEO of Nickel 28 Capital Corp.; formerly the President & COO of Cobalt 27 Capital Corp.; formerly the Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd.; spent nine years in investment banking and equity capital markets with National Bank Financial	June 29, 2021

Conor Kearns Ontario, Canada	CFO	CFO of the Company since January 2021. CFO of Nickel 28 Capital Corp.; formerly Vice President of Finance of Cobalt 27 Capital Corp.; formerly CFO of EFT Canada Inc.	N/A

Michael Psihogios Ontario, Canada	Chief Investment Officer	Joined the Company in May 2021. Until May 2021, CFO of DUMAS Contracting Ltd.	N/A

Anne Walters Ontario, Canada	General Counsel & Corporate Secretary	Joined the Company in June 2021. From March 2017 until June 2021, Head of Legal, Canada for Frontera Energy Corporation; former lawyer at Stikeman Elliott LLP	N/A

Notes:

(1)	Member of the Audit Committee of the Board.
(2)	Member of the Corporate Governance, Nominating & Sustainability Committee of the Board.
(3)	Member of the Compensation Committee of the Board.

Experience

A description of the principal occupation for the past five years and summary of the experience of the directors and officers of the Company is as follows:

Maurice Swan, Director

Mr. Swan is a lawyer and is General Counsel of Superior Gold Inc. Previously, he was a partner at Stikeman Elliott LLP. Mr. Swan practiced corporate law at Stikeman Elliott LLP for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. Mr. Swan is currently a board member of Nickel 28 Capital Corp. Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers. Mr. Swan holds a B.A. from York University and an L.L.B. from Osgoode Hall Law School and is a member of the Ontario Bar.

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R. Marc Bustin, Director

Dr. Bustin is Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd. Dr. Bustin has over 40 years’ experience as a researcher, consultant and officer in companies engaged in the fields of carbon capture and storage, mineral and fossil fuel exploitation, and renewable and alternate energy resource development. Dr. Bustin has served as a director, officer and technical advisor for a variety of large and small companies in Europe, Africa, North America, South America, Australia, New Zealand and Asia. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Saurabh Handa, Director

Mr. Handa is currently the Chief Financial Officer for Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

Andy Tester, Director

Mr. Tester is a naturalist and labor advocate. Over the past 20 years, he has spent the majority of his time in the Pacific Northwest and Alaska working to raise awareness on the plight of endangered salmon and steelhead runs, through guiding and other efforts to bring people to the outdoors. He is a member of the International Longshore & Warehouse Union. Mr. Tester holds a B.A. from Eastern Oregon University.

Jeanne Usonis, Director

Ms. Usonis has over 20 years of corporate finance and capital markets experience. She is a Director at Regent Advisors LLC, which provides advisory services for equity and debt financings, mergers and acquisitions and joint ventures. She has advised on several initial public offerings and reverse takeover transactions on Canadian and London stock exchanges. Previously, she worked at N M Rothschild & Sons (Washington) LLC where she assisted in the structuring and financing of natural resource projects in emerging market countries. Prior thereto, she worked at Salomon Smith Barney, responsible for structuring taxable and tax-exempt financings. Ms. Usonis graduated summa cum laude with a B.S. in Finance from Villanova University.

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Justin Cochrane, Director, President & CEO

Mr. Cochrane has 20 years of royalty and stream financing, M&A and corporate finance experience. His streaming and royalty expertise includes acting as President and CEO of Nickel 28 Capital Corp. and formerly the President & COO of Cobalt 27 Capital Corp. Both companies focused on streaming and royalty agreements on battery metals. Cobalt 27 raised over $1 billion in equity and debt prior to its sale to Pala Investments Limited in 2019.

Prior to Cobalt 27, Mr. Cochrane served as the Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd. His expertise is in the structuring, negotiation, execution and funding of royalty and stream financing contracts around the world, totaling over $2 billion across 50+ projects. Prior to Sandstorm, he spent nine years in investment banking and equity capital markets with National Bank Financial where he covered the resource, clean tech and energy technology sectors. In addition, Mr. Cochrane is currently a board member of Nickel 28 Capital Corp. and Nevada Copper Corp. and an investment committee member of Duke Royalty Limited. Mr. Cochrane is a CFA Charterholder.

Conor Kearns, CFO

Mr. Kearns has nearly two decades of accounting, auditing, finance and tax structuring experience providing advisory services to a wide array of businesses, with a recent focus on streaming and royalty businesses. Most recently serving as the CFO of Nickel 28 Capital Corp., a base metals streaming and royalty company, and prior to that as Vice President of Finance of Cobalt 27 Capital Corp., an electric metals streaming and royalty company. Prior to joining Cobalt 27, Mr. Kearns was the Chief Financial Officer of EFT Canada Inc., a fintech company which provides advanced electronic payment services and tools for businesses.

Michael Psihogios, Chief Investment Officer

Mr. Psihogios has over fifteen years of financing, M&A, and corporate finance experience. He has extensive expertise in sourcing, structuring, due diligence, and negotiating both financing and M&A transactions from corporate and private equity perspectives across multiple industries throughout Europe, Africa, the Americas, and Australasia.

Most recently, Mr. Psihogios was the Chief Financial Officer of DUMAS, a specialized construction and engineering firm. Prior to DUMAS, he worked with an international private equity fund on numerous executive and corporate development secondment roles within portfolio companies, involved in raising capital and the ultimate sale of each business. Prior to a career in private equity, he worked in investment banking with National Bank Financial in the M&A group.

Mr. Psihogios holds an M.B.A. from the University of Toronto and the University of St. Gallen (Switzerland).

Anne Walters, General Counsel & Corporate Secretary

Ms. Walters is a lawyer with nearly twenty years of experience in the Canadian corporate sector. Prior to joining the Company, she worked in-house, as the head of the Canadian legal team at Frontera Energy Corporation, a TSX listed energy company with South American operations. Prior to that, she practiced law at Stikeman Elliott LLP, working in the areas of corporate finance and M&A.

Ms. Walters holds a JD from the University of Toronto, an M.B.A. from the University of Toronto, and a B.A. from McGill University. She is also a member of the Ontario Bar.

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Advisory Board

The Company engages advisors to assist in the areas of carbon markets, forest management and development, carbon offset projects, marketing, corporate governance and the like. The initial advisors engaged are:

Kristen Kleiman

Ms. Kleiman is a carbon consultant working with organizations looking to better understand the carbon markets. Previously, she was the Chief Investment Officer at The Climate Trust, where she co-led its day to day operations. She also managed Climate Trust Capital and its Fund I portfolio. While at The Climate Trust, Ms. Kleiman tracked carbon offset markets and pricing and was responsible for The Climate Trust’s price forecasts and market intel that informed sales strategy and negotiations. She is an institutional investment expert with over 25 years of experience with particular expertise in sustainable timberland investments. She was a member of the Board of Directors for two international forestry companies and a central participant in investment decision-making for two timberland investment management firms.

Robert Falls, Ph.D., R.P.Bio

Mr. Falls is currently serving as an Adjunct Professor with U.B.C.’s Forest Sciences Center, and is Chair of the B.C. Forest Summit’s Carbon Task Force. He holds a Ph.D. in Resource Management Science from

U.B.C. (1990), where he researched carbon sequestration. His multidisciplinary work history includes roles in the natural gas, climate mitigation, renewable energy, forest and carbon trading industries. Working in Canada, China, and the U.S. (Hawaii), he has developed sustainability and climate policy and projects with major energy corporations and industry associations, as well as local and senior governments and First Nations.

Bart Simmons

Mr. Simmons is the President of Quillicum Environmental Services Ltd., which is focused on the restoration of degraded riparian zones. He has over 40 years of silviculture and watershed management experience and is one of the very few ecologists that understands the importance of riparian ecosystems to water quality and fish and wildlife habitat in both urban and remote watersheds. He helped develop the assessment methodology for the Ministry of Environment, Lands and Parks and Ministry of Forests Watershed Restoration Technical Circular No. 6 – Riparian Assessment and Prescription Procedures guideline. Prior to Quillicum, Mr. Simmons was the Chief Operating Officer at REDD Systems LLC and ERA Ecosystem Restoration Associates Inc.

Sean Roosen

Mr. Roosen is the Executive Chair of the Board of Directors of Osisko. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund. Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders’ value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally. In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the “Top 20 Most Influential Individuals in Global Mining”. In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

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Mike Harcourt

Mr. Harcourt served as Premier of British Columbia 1991-96 and City Councillor 1972-1980, prior to that mayor of Vancouver, 1981-86. Mr. Harcourt helped the province earn its reputation as one of the most liveable places in the world. After stepping down from politics, he was appointed by the Prime Minister to serve as a member of the National Round Table on the Environment and Economy, 1996-2004. There, Mr. Harcourt served on the Executive Committee and Chaired the Urban Sustainability Program. He was also a federally appointed BC Treaty Commissioner 2003-2007 and was appointed Chair of the Prime Minister's Advisory Committee for Cities and Communities mandated to examine the future of Canada’s cities and communities in 2003.

Mr. Harcourt was the lead faculty of United Way's Public Policy Institute, 2009 – 2021 and was on the Advisory Board of Canada’s ECOFISCAL Commission. As well, he Chaired Age-Well to improve the quality of life for aging Canadians. He currently dedicates his time to numerous initiatives such as sustainability education, Aboriginal economic development, and promoting healthy living. He co-chairs Dogwood 25, a collaborative which supports the academic success of Aboriginal students.

Share Ownership

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 4,726,666 Shares, which represented approximately 4.57% of the Company’s issued and outstanding Shares. The statement as to the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, none of our directors or executive officers are, as at the date of AIF, or have been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors, executive officers or any Shareholder holding a sufficient number of our securities to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

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(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Saurabh Handa was a director of Banks Island Gold Ltd. (“Banks Island”) from June 7, 2011 to July 28, 2015. On January 8, 2016, Banks Island announced its intention to make an assignment into bankruptcy and Industry Canada accepted that assignment effective January 8, 2016. The assignment was also filed with the Office of the Superintendent of Bankruptcy the same day.

For a description of certain historical CTOs in respect of the Company prior to commencement of its current business and operations, see “General Development of the Business – Three Year History – 2004 – 2019” and “General Development of the Business – Three Year History – 2020”.

Audit Committee

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), the Company is required to include in this AIF the disclosure required under Form 52-110F1 with respect to the audit committee of the Board of Directors (the “Audit Committee”), including the composition of the Audit Committee, the text of the Audit Committee charter (attached to this AIF as Appendix “A”), and the fees paid to the Company’s external auditor.

Composition of the Audit Committee

The members of the Audit Committee are Saurabh Handa (Chair), Maurice Swan and R. Marc Bustin.

A member of the Audit Committee is considered to be “independent” if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; and generally includes any member of management or significant Shareholder. Each of Messrs. Handa, Swan and Bustin is considered to be independent of the Company.

A member of the Audit Committee is considered “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

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Relevant Education and Experience

Saurabh Handa. Mr. Handa is currently the Chief Financial Officer for Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

Maurice Swan. Mr. Swan is a lawyer and is General Counsel of Superior Gold Inc. Previously, he was a partner at Stikeman Elliott LLP. Mr. Swan practiced corporate law at Stikeman Elliott LLP for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. Mr. Swan is currently a board member of Nickel 28 Capital Corp. Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers. Mr. Swan holds a B.A. from York University and an L.L.B. from Osgoode Hall Law School and is a member of the Ontario Bar.

R. Marc Bustin. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee charter set out at Appendix “A” attached hereto provides that the Audit Committee shall review and pre-approve all non-audit services to be provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
June 30, 2020	$10,000	nil	nil	nil
June 30, 2019	$6,000	nil	nil	nil

Notes:

1.	Baker Tilly WM LLP became auditor of the Company effective July 8, 2020. Audit fees prior to such time were paid to the Company’s former auditor, Dale Matheson Carr-Hilton Labonte LLP.
2.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
3.	Fees charged for tax compliance, tax advice and tax planning services.
4.	Fees for services other than disclosed in any other column.

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Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. Conflicts, if any, will be subject to the procedures and remedies as provided under applicable corporate law and corporate governance, including disclosing of any interest in a proposed transaction, and abstaining from voting on such matters.

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and its directors and officers except that certain of the directors and officers may serve as directors and/or officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and senior officers of the Company, as at the date of this AIF, the only persons, firms or corporations that beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights of the Shares of the Company are as follows:

Name	Number of Shares (1)(2)	Percentage(2)
Osisko Gold Royalties Ltd	6,750,000 Shares	11.66%

Notes:

(1)	The information as to shares owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information.

(2)	On a partially diluted basis on shares outstanding as of the date of this AIF. Osisko has beneficial ownership of, or control or direction over, an aggregate of 6,750,000 Shares and 6,000,000 Warrants, representing 6.53% of the issued and outstanding Shares on a non-fully diluted basis and 11.66% of the issued and outstanding Shares on a partially diluted basis assuming exercise of such Warrants.

PROMOTERS

Justin Cochrane, President and CEO, can be considered a promoter of the Company in that he took the initiative to restructure the Company to become a company involved in the carbon credits markets, and to arrange for new management and financing. As of the date of this AIF, Mr. Cochrane holds an aggregate of 1,235,000 Shares (representing approximately 1.19% of the Company’s current issued and outstanding Shares), 1,235,000 Warrants, 500,000 Options and 500,000 RSUs. Mr. Cochrane will be entitled to receive US$180,000 per annum in management salary for acting as the President and CEO of the Company. For more information concerning Mr. Cochrane, see “Directors and Officers”.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no legal proceedings outstanding, threatened or pending, as of the date hereof, by or against the Company or to which it is a party or to which its business or any of its property is subject, nor to the Company’s knowledge are any such legal proceedings contemplated which could become material to a purchaser of our securities.

Regulatory Actions

There have not been any penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS AND INDEBTEDNESS

For purposes of this AIF, “informed person” means:

(a)	any director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Company’s outstanding Shares; and

(c)	any associate or affiliate of any of the foregoing persons.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, save and except for (i) remuneration for services received by each of the Company’s senior officers and directors, and (ii) participation by officers and directors in the various private placements undertaken by the Company since June 2020.

The Company is not aware of any individuals who are either current or former executive officers, directors or employees of the Company and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of the Company or otherwise) that is owing to: (i) the Company, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Odyssey Trust Company with its office at Suite 323 – 409 Granville Street, Vancouver, British Columbia.

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MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company which are currently in effect and considered to be currently material:

(i)	the Amalgamation Agreement; and

(ii)	the Investor Rights Agreement.

CORPORATE GOVERNANCE AND EXECUTIVE COMPENSATION DISCLOSURE

For additional information in respect of the Company’s corporate governance practices and executive compensation matters, please see Appendix “B”.

INTERESTS OF EXPERTS

The Company’s auditor is Baker Tilly WM LLP, Chartered Professional Accountants, Suite 900 – 400 Burrard Street, Vancouver, BC V6C 3B7. Baker Tilly WM LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

The Company’s former auditor was Dale Matheson Carr-Hilton Labonte LLP of Vancouver, British Columbia (replaced July 8, 2020).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s Shares and Shares authorized for issuance under the Company’s equity compensation plan is contained in the Company’s management information circular dated May 28, 2021 prepared and filed in connection with the Company’s annual and special meeting of shareholders which was held on June 29, 2021.

Additional financial information is provided in the Company’s financial statements and MD&A for its most recently audited financial year ended June 30, 2020, and subsequent interim financial statements for the three and nine months ended March 31, 2021, together with the MD&A related thereto.

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GLOSSARY OF CERTAIN TERMS

In this AIF, the following words or phrases have the following meanings:

“AIF” means an annual information form that is prepared pursuant to Part 6 of National Instrument 51-102 - Continuous Disclosure Obligations.

“Amalco” means 1253661 B.C. Ltd.

“Amalgamation Agreement” means an amalgamation agreement dated June 15, 2020 whereby: (i) the Company’s subsidiary, 1247374 B.C. Ltd. amalgamated with Fundco to form a new amalgamated company, Amalco (ii) the Company issued an aggregate of 14,280,000 Shares to the former shareholders of Fundco (and an equivalent number of Warrants), such that the former shareholders of Fundco became the majority Shareholders of the Company; and (iii) Amalco became a subsidiary of the Company.

“Amalgamation” means the three-cornered amalgamation involving the Company, its wholly owned subsidiary, 1247374 B.C. Ltd., and Fundco, which was completed effective June 17, 2020.

“Audit Committee” means the audit committee of the Board.

“Awards” means, collectively, Stock Options, RSUs and PSUs.

“Banks Island” means Banks Island Gold Ltd.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time, including the regulations promulgated thereunder.

“BCI Term Sheet” means the exclusive term sheet with BCI to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the DRC.

“BCI” means the Bonobo Conversation Initiative.

“BPF” means the Bonobo Peace Forest, a network of community-managed protected areas that spans 5,258,700 hectares in the DRC.

“Board” or “Board of Directors” means the Company’s board of directors, as constituted from time to time.

“carbon credits” means carbon allowances, carbon offsets, forest offsets and other environmental attributes including, without limitation, renewable energy certificates and clean/lower carbon fuel standard credits.

“Carbon Streaming” or the “Company” means Carbon Streaming Corporation.

“CCB Standard” means the Climate, Community and Biodiversity Standard.

“CCUS” means carbon capture, usage and storage technologies.

“CDP”means CDP Worldwide.

“CEO” means chief executive officer.

“CFO” means chief financial officer.

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“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

“CO2” means carbon dioxide.

“CO2e” means carbon dioxide equivalent, the base reference for the determination of the global warming potential of greenhouse gases in units of CO2.

“Co-Benefits” means any positive impacts, other than direct GHG emissions mitigation, resulting from carbon offset projects.

“Code” means the Company’s code of business conduct and ethics.

“Compenstaion Committee” means the compensation committee of the Board.

“CONANP” means Mexico’s National Commission for Protected Natural Areas.

“Consolidation” means the consolidation of the Company’s share capital of one Share for every 100 pre- consolidation common shares, that became effective on June 15, 2020.

“Corporate Governance, Nominations and Sustainability Committee” means the corporate governance, nominations and sustainability committee of the Board.

“CORSIA” means Carbon Offsetting and Reduction Scheme for International Aviation.

“COVID-19” means the novel Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).

“CTO” means Cease Trade Order.

“DRC” means the Democratic Republic of Congo.

“EPA” means the United States Environmental Protection Agency. “ESG” means Environmental, Social, and Governance.

“ETS” means emission trading system, a form of which is a cap-and-trade program.

“EU ETS” means EU Emissions Trading Scheme. “FCPA” means the U.S. Foreign Corrupt Practices Act.

“Fiscal 2020” means the Company’s fiscal year ended June 30, 2020.

“Fiscal 2021” means the Company’s fiscal year ended June 30, 2021.

“Fundco” means 1247372 B.C. Ltd.

“GHG” means greenhouse gas.

“Governance Disclosure Rule” means National Instrument 58-101 - Disclosure of Corporate Governance Practices.

“Governance Guidelines” means National Policy 58-201 - Corporate Governance Guidelines.

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“GtCO2” means one billion tonnes of carbon dioxide

“IEA” means the International Energy Agency.

“Investor’s Rights Agreement” means an investor rights agreement dated February 18, 2021 which governs various aspects of the relationship between Osisko and the Company.

“IPCC” Intergovernmental Panel on Climate Change).

“IUCN RED” means the International Union for Conservation of Nature Red List of Threatened Species.

“Kyoto Protocol” means the international treaty on climate change that was adopted on December 11, 1997.

“LTIP” means the Company’s omnibus long-term incentive plan.

“Mandate” means the written mandate of the Board.

“March 2021 Private Placement” means the non-brokered private placement completed by the Company on March 11, 2021 for aggregate proceeds of $32,474,451 through the sale of 43,299,268 Units at $0.75 per Unit (each Unit consisting of one Share and one Warrant exercisable at $1.50 per Share until March 2, 2026.

“MarVivo Stream” means the purchase and sale agreement entered into on May 13, 2021 among the Company, Fundación MarVivo Mexico, A.C. and MarVivo Corporation.

“MD&A” means management discussion and analysis, as it relates to the Company’s financial statements.

“MtCO2e” means million tonnes of carbon dioxide equivalent.

“NEO Exchange” means Neo Exchange Inc. “NEO” means Named Executive Officers.

“New Securities” means, in respect of the Investor Rights Agreement, equity securities.

“NI 52-110” means National Instrument 52-110 - Audit Committees. “Osisko” means Osisko Gold Royalties Ltd.

“Paris Agreement” means the international treaty on climate change that was adopted on December 12, 2015.

“Participants” means, with respect to the LTIP, eligible directors, officers, employees and consultants.

“PSU” means performance share units of the Company issued pursuant to and governed by the Company’s LTIP; each PSU typically entitling the recipient to receive Shares, for no additional cash consideration, based on the achievement of certain performance milestones.

“REDD” means the framework of the Reducing Emissions from Deforestation and forest Degradation, a framework developed by the United Nations Framework Convention on Climate Change.

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“RSU” means restricted share units of the Company issued pursuant to and governed by the Company’s LTIP; each RSU typically entitling the recipient to acquire Shares, for a set price (which may be nominal or nil), based on the achievement of certain milestones (based on performance or the passage of time, for example).

“SEDAR” means the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

“Shareholders” means holders of Shares.

“Shares” means the common shares without par value in the capital of the Company (expressed in this AIF on a post-Consolidation basis).

“Stock Options” means stock options granted under the LTIP to acquire Shares.

“Stream Participation Right” means Osisko’s exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties.

“TCFD” means the Financial Stability Board’s Task Force on Climate-related Financial Disclosures.

“tCO2” means one tonne of carbon dioxide.

“tCO2e” means one tonne of carbon dioxide equivalent.

“Units” means units consisting of, in each case, one Common Share and one Warrant, and includes, for the avoidance of doubt, the Units issued December 16, 2020, December 22, 2020, January 27, 2021 and March 11, 2021.

“TSX-V” means the TSX Venture Exchange.

“UN SDGs” means the United Nations’ Seventeen Sustainable Development Goals.

“VCS” means Verified Carbon Standard, which is administered by Verra, an international institution based in Washington D.C. that manages carbon offset standards.

“Warrants” means common share purchase warrants of the Company entitling the holder thereof to acquire on exercise one Share.

“WZ” means WilsonZinter Enterprises Ltd.

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APPENDIX “A”

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

This charter (this “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Carbon Streaming Corporation (the “Corporation”).

Section 1 Purpose

(1)	The primary function of the Committee is to assist the Board by:

	(a)	recommending to the Board for consideration and further recommendation to the shareholders the appointment and compensation of the external auditor and overseeing the work of the external auditor, including the external auditor’s qualifications, independence and performance;

	(b)	reviewing and approving the quarterly financial statements, the related Management Discussion and Analysis (“MD&A”), and similar financial information provided by the Corporation to any governmental body, the shareholders of the Corporation or the public, including by way of press release;

	(c)	reviewing and recommending that the Board approve annual financial statements, the related MD&A, and similar financial information provided by the Corporation to any governmental body, the shareholders of the Corporation or the public, including by way of press release; and

	(d)	(d) satisfying itself that adequate procedures are in place for the compilation, calculation and review of the Corporation’s disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures; and

	(e)	(e) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for anything that may be required beyond the Corporation’s Whistleblower Policy for the confidential, anonymous submission by employees of the Corporation or its subsidiary entities (“subsidiaries”) of concerns regarding questionable accounting or auditing matters.

(2)	The Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter.

Section 2 Composition and Membership

(1)	The Committee must be comprised of a minimum of three directors, as appointed by the Board, each of whom shall be independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) of the Canadian Securities Administrators.

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(2)	All of the members of the Committee must be financially literate within the meaning of NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)	The members of the Committee and its Chair shall be elected by the Board on an annual basis, or until they are removed or their successors are duly appointed.

(4)	The members of the Committee may be removed or replaced by the Board at any time. The Chair of the Committee may be removed by the Board at any time. Any member shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all of the powers of the Committee, so long as a quorum remains.

Section 3 Meetings

(1)	Meetings of the Committee are held at such times and places as the Chair may determine, but in any event not less than at least four times per year.

(2)	Meetings of the Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary shall also be entitled to call a meeting.

(3)	The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, the Members in attendance may select one of their number to act as chair of the meeting.

(4)	A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee are made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(5)	To the extent possible, in advance of every regular meeting of the Committee, the Chair, with the assistance of the Corporate Secretary, should prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

(6)	The Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements and the Committee should meet not less than quarterly with the auditor, independent of the presence of management.

Section 4 Duties and Responsibilities

In addition to the matters described in Section 1, and any other duties and authorities delegated to it by the Board from time to time, the role of the Committee is to:

(1)	General

(a)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.

(b)	Review any and all disclosure regarding the Committee as contemplated by NI 52-110.

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(c)	Summarize in the Corporation’s disclosure materials the Committee’s composition and activities, as required.

(2)	Internal Controls

(a)	Review and satisfy itself on behalf of the Board with respect to the adequacy of the Corporation’s internal control systems, including in particular but not exclusively:

(i)	management’s identification, monitoring and development of strategies to avoid and/or mitigate business risks;

(ii)	the adequacy of the security measures that are in place in respect of the Corporation’s information systems and the information technology that is utilized by the Corporation; and

(iii)	ensuring compliance with legal and regulatory requirements.

(3)	Documents/Reports Review

(a)	Review and recommend to the Board for approval the Corporation’s annual financial statements, and review and approve the Corporation’s quarterly financial statements, including in each case any certification, report, opinion or review rendered by the external auditor, and related MD&A. The process of reviewing annual and quarterly financial statements should include but not be limited to:

(i)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	reviewing significant accruals, reserves or other estimates;

(iii)	reviewing accounting treatment of unusual or non-recurring transactions;

(iv)	reviewing disclosure requirements for commitments and contingencies;

(v)	reviewing adjustments raised by the external auditor, whether or not included in the financial statements;

(vi)	reviewing unresolved differences between management and the external auditor;

(vii)	obtaining explanations of significant variances with comparative reporting periods; and

(viii)	determining through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed.

(b)	Seek to ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

(4)	External Auditor

(a)	Recommend to the Board the nomination of the external auditor for shareholder approval, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

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(b)	Advise the external auditor that it is required to report directly to the Committee, and not to management of the Corporation and, if it has any concerns regarding the conduct of the Committee or any member thereof, it should contact the Chair of the Board or any other director.

(c)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(d)	Review and discuss, with the external auditor all significant relationships they have with the Corporation, its management or employees to determine their independence.

(e)	Review and approve requests for any material management consulting or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees.

(f)	Review the performance of the external auditor and any proposed dismissal or non-renewal of the external auditor when circumstances warrant.

(g)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has or has not taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(h)	Review with the external auditor (and an internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.

(i)	Communicate directly with the external auditor, and arrange for the external auditor to report directly to the Committee and to be available to the Committee and the full Board as needed.

(5)	Financial Reporting Processes

(a)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as the Committee sees fit.

(b)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices relative to the Corporation’s peers.

(c)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(d)	Consider proposed major changes to the Corporation’s accounting principles and practices.

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(6)	Reporting Process

(a)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(b)	Review the scope and plans of the external auditor’s audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(c)	Review annually with the external auditor their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

(d)	Periodically consider the need for an internal audit function, if not present.

(e)	Review any significant disagreements between management and the external auditor in connection with the preparation of the financial statements.

(f)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(g)	Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(h)	Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

(i)	When there is to be a change in auditor, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

(7)	Risk Management

(a)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

(8)	General

(a)	If considered appropriate, conduct or authorize investigations into any matters within the Committee’s scope of activities.

(b)	Perform any other activities as the Committee deems necessary or appropriate.

Section 5 Reporting

(1)	At the request of the chair of the Board, the Chair will report to the Board at Board meetings on the Committee’s activities since the last Committee report to the Board.

Section 6 Access to Information and Authority

(1)	For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor, and others as they consider appropriate.

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(2)	The Committee has the authority to retain, at the Corporation’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities (including executive search firms to assist the Committee in identifying director candidates), including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board.

Section 7 Complaint Procedures

(1)	The Chair of the Committee is designated to receive and administer or supervise the administration of employee complaints with respect to accounting or financial control matters.

(2)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint in accordance with the Corporation’s Whistleblower Policy, and such complaint shall be addressed in accordance with that policy.

(3)	The Chair of the Committee should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Committee.

Section 8 Review of Charter and Committee

(1)	The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

(2)	The Committee will conduct an annual self-assessment of its performance with respect to its purpose and authority and responsibilities set forth in this Charter. The results of the self- assessment will be reported to the Board.

Dated:	June 29, 2021
Approved by:	Board of Directors of the Corporatio

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APPENDIX “B”

SUPPLEMENTAL EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE DISCLOSURE

EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of the compensation program for the named executive officers (“NEOs”) of the Company. The NEOs for Fiscal 2021 are:

●	Justin Cochrane, President and Chief Executive Officer;

●	Conor Kearns, Chief Financial Officer;

●	Michael Psihogios, Chief Investment Officer; and

●	Anne Walters, General Counsel and Corporate Secretary.

Given that the Company was unlisted and did not carry on any active business during Fiscal 2020, the Board did not have a Compensation Committee nor did the Board have a formal process with respect to director and NEO compensation; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law. For additional information with respect to the historical executive compensation paid by the Company during such periods, please see the Company’s Management Information Circular dated May 28, 2021 under the Company’s profile on SEDAR at www.sedar.com.

The following compensation discussion and analysis provides an overview of the process pursuant to which the Board and the Compensation Committee currently determines director and NEO compensation.

Overview and Philosophy

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the shareholders. The Compensation Committee has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

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Principal Elements of Compensation

The Company’s current compensation policies and programs for executive officers consists of a base salary/compensation, cash bonuses, Options and RSUs, and may include other customary employment benefits. As a general rule for establishing compensation for NEOs and executive officers, the Board considers the executive’s performance, experience and position within the Company and the recommendations of the CEO, or in the case of the CEO, the recommendation of the Chair of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances. Compensation of executive officers of the Company is reviewed on an annual basis and relies on, among other things, discussion of formal and informal objectives, as well as criteria, analysis and recommendations of external advisors and consultants. Options and RSUs are expected to be granted pursuant to the LTIP at the discretion of the Compensation Committee. Options and RSUs granted pursuant to the LTIP will generally vest in equal amounts over three-year periods or as otherwise determined by the Compensation Committee.

In the course of its deliberations, the Board considers the implications of the risks associated with adopting the compensation practices in place from time to time and detect actions of management and employees of the Company that would constitute or lead to inappropriate or excessive risks. Pursuant to the Company’s Insider Trading Policy, directors and executive officers are prohibited from purchasing financial instruments (such as prepaid variable forward contracts, equity swaps or collars) designed to hedge or offset a decrease in the market value of the Company’s Shares.

Base Salaries

The objectives of the base salary are to provide compensation in accordance with market value, and to acknowledge the competencies and skills of individuals. The base salaries paid to the NEOs are reviewed annually by the Compensation Committee as part of the annual review of executive officers. The base salaries paid to the NEOs are not subject to the achievement of any performance criteria. The decision whether to grant an increase to the executive’s base salary and the amount of any such increase are in the sole discretion of the Compenstion Committee and Board.

Incentive Bonuses

Incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. In determining the amounts to be awarded to the NEOs as incentive bonus compensation, the Board and the Compensation Committee give consideration to several objective and subjective factors as they deem appropriate from time to time. While the Board and the Compensation Committee generally review and take into account the compensation of other royalty and streaming companies, no specific peer group is expected to be used to determine the quantum of incentive bonuses, and no specific weight is expected to be assigned to any particular performance criterion or goal. The process of determining the amount to be paid for this element of each NEO’s overall compensation is expected to be based on the achievement of certain milestones, all of which are expected to be contemplated in the Company’s annual business plan. The achievement of these significant milestones is expected to significantly affect the incentive bonus compensation granted to the NEOs of the Company.

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Security-Based Awards

The objectives of the LTIP are to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services, and (iv) provide a means through which the Company may attract and retain people to enter its employment. The Board and the Compensation Committee is expected to consider the same factors and criteria as described in the paragraph above (in respect of the cash incentive bonuses awarded to the NEOs of the Company) in determining the amounts to be awarded to the NEOs as security-based incentive bonus compensation. For additional information with respect to the LTIP, see “Description of Capital Structure- Options, Restricted Share Units and Performance Share Units”.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to, the NEOs in respect of Fiscal 2021(1):

					Non-equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary ($) (2)	Sharebased Awards ($) (3)	Option- Based Awards ($) (4)	Annual incentive plan ($)	Long-term incentive plans ($)	Pension Value ($) (5)	All Other Compensation ($) (6)	Total Compensation ($)
Justin	2021	111,600	500,000	125,000	Nil	Nil	Nil	124,000	860,600
Cochrane President & Chief Executive Officer
Conor Kearns	2021	93,000	300,000	75,000	Nil	Nil	Nil	12,400	480,400
Chief Financial Officer
Michael Psihogios	2021	23,250	500,000	125,000	Nil	Nil	Nil	Nil	648,250
Chief Investment Officer
Anne Walters	2021	12,500	150,000	Nil	Nil	Nil	Nil	Nil	162,500
General Counsel & Corporate Secretary

Notes:

(1)	All amounts paid in US$ have been converted into C$ based on the June 30, 2021 exchange rate: US$1.00 for every $1.24.
(2)	Represents the actual base salary paid in Fiscal 2021. Mr. Cochrane, Mr. Kearns, Mr. Psihogios were paid US$90,000, US$75,000 and US$18,750, respectively in Fiscal 2021. The annualized salaries of Mr. Cochrane, Mr. Kearns, Mr. Psihogios and Ms. Walters are US$180,000, US$150,000, US$180,000 and $180,000, respectively.
(3)	The value of RSUs is calculated using the last private placement price of the Company’s Shares ($1.00).
(4)	The value of Options is calculated using the last private placement price of the Company’s Shares ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.
(5)	The Company does not currently offer a pension plan.
(6)	As per Mr. Cochrane’s employment agreement, he was paid a US$100,000 one-time payment for past services rendered to the Company. As per Mr. Kearns’ employment agreement, he was paid a US$10,000 one-time payment for past services rendered to the Company.

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As noted above, given that the Company was unlisted and did not carry on any active business during Fiscal 2020, the Board did not have a Compensation Committee nor did the Board have a formal process with respect to director and NEO compensation. For additional information with respect to the historical executive compensation paid by the Company during such periods, please see the Company’s Management Information Circular dated May 28, 2021 under the Company’s profile on SEDAR at www.sedar.com.

Employment Agreements, Termination and Change of Control Benefits

We have written employment agreements with each of our NEOs and each executive is entitled to receive compensation established by us as well as other benefits in accordance with plans available to our most senior employees.

During Fiscal 2021, we entered into an employment agreement with each of Justin Cochrane, Conor Kearns, Michael Psihogios and Anne Walters setting forth the terms and conditions of each of their employment as our Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and General Counsel, respectively. Each employment agreement provides for each of their initial base salary, annualized base salary, bonus payments, expenses, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility to participate in our benefit plans. Each NEO’s employment agreement provides that if the NEO’s employment is terminated by us without cause, the NEO will be entitled to have his or her annualized base salary, bonus and benefits continue for two years following termination (one year for Ms. Walters) and all equity or equity-based compensation received shall fully vest. In the event that the NEO’s employment is terminated by us with cause, the NEO will be entitled to have his or her annualized salary and benefits continue until the date on which the NEO ceases to be employed by us.

Each NEO’s employment agreement also provides that if there is a change of control event (as such term is defined in their respective employment agreements) and the NEO is terminated, or the NEO elects to terminate his or her employment agreement following a Change of Control, the NEO will be entitled to have his or her annualized base salary, bonus and benefits continue for two years following termination and all equity or equity-based compensation received shall fully vest.

The table below shows the incremental payments that would be made to each of our NEOs under the terms of their respective employment agreement upon the occurrence of certain events, if such events were to occur immediately following the date of this AIF. The actual amount of the payout upon identified termination events can only be determined at the time of occurrence.

Name and Principal Position	Change of Control Payment ($)(1)(2)(3)(4)	Termination without Cause ($)(1)(2)(3)(4)
Justin Cochrane	1,071,400	1,071,400
President & Chief Executive Officer
Conor Kearns	747, 000	747, 000
Chief Financial Officer
Michael Psihogios	1,071,400	1,071,400
Chief Investment Officer
Anne Walters	510,000	330,000
General Counsel & Corporate Secretary

Notes:

(1)	All amounts paid in US$ have been converted into C$ based on the June 30, 2021 exchange rate: US$1.00 for every $1.24.
(2)	Payments are calculated based on the annualized base salary we pay to our NEOs, which will continue for one or two years (as the case may be) subsequent to the date on which the NEO ceases to be employed by us. The annualized salaries of Mr. Cochrane, Mr. Kearns, Mr. Psihogios and Ms. Walters are US$180,000, US$150,000, US$180,000 and $180,000, respectively.
(3)	Assumes full vesting of all RSUs and Options. The value of RSUs is calculated using the last private placement price of the Company’s Shares ($1.00) and the value of Options is calculated using the last private placement price of the Company’s Shares ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.
(4)	Benefits available to the NEO will continue for one or two years, as the case may be, subsequent to the date on which the NEO ceases to be employed by us.

B-4

Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth the RSUs and Options granted under the LTIP to each of the NEOs as of the date of this AIF.

	Option-based Awards				Share-based Awards
	Securities Under Options Granted	Option Exercise Price	Option Expiration	Value of Unexer-cised in-the- money Options(1)	Number of shares or Market or payout value Units of shares that have not vested	Market or payout of share- based awards that have not vested(2)	value of vested share-based awards not paid out or distributed
Name	(#)	($)	Date	($)	(#)	($)	($)
Justin Cochrane	500,000	0.75	Mar 31, 2026	125,000	500,000	500,000	Nil
President & CEO

Conor Kearns	300,000	0.75	Mar 31, 2026	75,000	300,000	300,000	Nil
CFO

Michael Psihogios	500,000	0.75	Mar 31, 2026	125,000	500,000	500,000	Nil
Chief Investment Officer

Anne Walters	150,000	1.00	Jun 7, 2026	Nil	150,000	150,000	Nil
General Counsel

Notes:

(1)	The “value of unexercised in the money Options” is calculated using the last private placement price of the Company’s Shares ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.

(2)	The “market or payout value of share-based awards that have not vested” is calculated using the last private placement price of the Company’s Shares ($1.00).

B-5

Options Exercised and Outstanding – Value Vested or Earned During the Year

The following table sets out, for each NEO, the expected value of all LTIP awards that vested or were earned during Fiscal 2021, for each of the NEOs:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Justin Cochrane	125,000	Nil	Nil
President & CEO
Conor Kearns	75,000	Nil	Nil
CFO

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Psihogios	125,000	Nil	Nil
Chief Investment Officer
Anne Walters	Nil	Nil	Nil
General Counsel

Notes:

(1)	The “Option-based awards – Value vested during the year” is calculated using the last private placement price of the Company’s Shares ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.

B-6

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the compensation program for members of the Board and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our Shareholders. Directors who are employees of the Company will not be entitled to receive any compensation for his or her service as a director of our Board.

Director Compensation

Our director compensation program is designed to attract and retain global talent to serve on our Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow best practices with respect to compensation. We believe that our approach has helped attract, and will continue to help to attract and retain, strong members for our Board who will be able to fulfill their fiduciary responsibilities without competing interests.

Compensation for all non-executive directors is comprised of cash and share-based Awards granted under the LTIP, including RSUs and Options. The total non-executive director retainer for all Board and committee meetings attended by a director, is deemed to be full payment for the role of director. The exception to this approach would be in the event of a merger or acquisition, or other special circumstance that required more meetings than are typically required, in which case a “special” fee may be granted. At this time a retainer premium is not provided to committee chairs.

The fee schedule for the Company’s non-executive directors is as follows:

	Compensation	Share-Based Awards
Board Retainer	US$36,000	Discretionary

Directors who are employees of the Company will not receive any compensation for serving on the Board; however, all directors will be reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings.

B-7

The following table discloses the compensation paid or payable, directly or indirectly, by or on behalf of the Company during Fiscal 2021 to its directors(1):

	Fees Earned	Share Based Awards(3)	Option Based Awards(4)	Non-equity Incentive Plan Compensation(5)	Pension Value(6)	All Other Compensation	Total
Name	(2)($)	($)	($)	($)	($)	($)	($)
Justin Cochrane	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Maurice Swan	18,600	150,000	37,500	N/A	N/A	N/A	206,100
Andy Tester	18,600	50,000	12,500	N/A	N/A	N/A	81,100
Saurabh Handa	11,160	50,000	12,500	N/A	N/A	N/A	73,660
R. Marc Bustin	11,160	50,000	12,500	N/A	N/A	N/A	73,660
Jeanne Usonis	136,400	100,000	25,000	N/A	N/A	N/A	261,400

Notes:

(1)	All amounts paid in US$ have been converted into C$ based on the June 30, 2021 exchange rate: US$1.00 for every $1.24.
(2)	Represents the actual fees earned in Fiscal 2021. Mr. Swan and Mr. Tester were paid US$15,000, Mr. Handa and Mr. Bustin were paid US$9,000 and Ms. Usonis was paid US$110,000, which includes amounts for consulting fees in Fiscal 2021.
(3)	The value of RSUs is calculated using the last private placement price of the Company’s Shares ($1.00).
(4)	The value of Options is calculated using the last private placement price of the Company’s Shares ($1.00) less the respective exercise prices of the Options multiplied by the number of Options outstanding.
(5)	Directors do not receive any non-equity incentive plan compensation.
(6)	Directors do not receive pension benefits.

As noted above, given that the Company was unlisted and did not carry on any active business during Fiscal 2020, the Board did not have a Compensation Committee nor did the Board have a formal process with respect to director and NEO compensation. For additional information with respect to the historical executive compensation paid by the Company during such periods, please see the Company’s Management Information Circular dated May 28, 2021 under the Company’s profile on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

Corporate Governance Overview

Given that the Company was unlisted and did not carry on any active business during Fiscal 2020, the Board did not have any formal policies with respect to corporate governance matters; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law.

The following overview of the Company’s corporate governance policies for periods subsequent to the financial year ended June 30, 2020 has been prepared in accordance with the requirements of both National Policy 58-201 - Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”). The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through its sub-committees at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

B-8

Board of Directors

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;

●	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

●	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

●	material acquisitions and divestitures;

●	succession planning, including appointing, training and monitoring the development of senior management;

●	establish process for the Company to facilitate communications with investors and other interested parties;

●	a reporting system which accurately measures the Company’s performance against its business plan; and

●	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Independence of the Board

The Board is currently composed of six Directors: Maurice Swan, Justin Cochrane, R. Marc Bustin, Saurabh Handa, Andy Tester and Jeanne Usonis. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by Directors independent of management.

B-9

The Governance Guidelines suggest that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest, business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The independent Directors may meet separately from the non-independent Directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent Directors. Maurice Swan, an independent Director, is the Chair of the Board. Given the relative size of the Company’s activities, the Board is satisfied as to the extent of independence of its members. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management. Kindly refer to the below independence chart in respect of the Board:

Director/Nominee	Independent	Reason, if not independent
Maurice Swan	Yes	N/A

R. Marc Bustin	Yes	N/A

Justin Cochrane	No	President and CEO of the Company

Saurabh Handa	Yes	N/A

Andy Tester	Yes	N/A

Jeanne Usonis	No	Provides consulting services to the Company

The Board has considered the relationships of each of the Directors to the Company and determined that four of the six members of the current Board qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines and the Governance Disclosure Rule. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

Given that the Company was unlisted and did not carry on any active business, the Board and its committees did not have any formal meetings during Fiscal 2020; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law. In all subsequent periods, the independent Directors will be afforded opportunities to hold formal and informal in camera session, during which sessions non-independent Directors/members of management are excused. The Board will also excuse members of management and conflicted Directors from all or a portion of any such meeting(s) where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Board Mandate

The Board, either directly or through its committees, is responsible for the supervision of management of the Company’s business and affairs with the objective of enhancing Shareholder value. In order to facilitate the exercise of independent judgment in carrying out the Board’s responsibilities, the Board has adopted a written mandate (the “Mandate”) that sets forth in detail the responsibilities and obligations of the Board. The mandate is reviewed at least annually and updated as necessary. The Mandate is attached hereto as Appendix “C” and is also available on the Corporation’s website at www.carbonstreaming.com.

B-10

Position Descriptions

The Board has adopted written position descriptions for the Chair and for the chair of each of the Board’s committees with respect to the conduct of meetings of the Board and meetings of its committees. The Chair and committee chair’s role and responsibilities in each instance include reviewing notices of meetings, overseeing meeting agendas, conducting and chairing meetings in accordance with good practices, and reviewing minutes of meetings.

The Board has adopted a written position description for the CEO. The CEO’s general roles and responsibilities are commensurate with the position of CEO of a company comparable in business and size to the Company including overseeing all operations of the Company, and developing and devising the means to implement general strategies for the direction and growth of the Company as instructed by the Board.

Participation of Directors in Other Reporting Issuers

The Corporate Governance, Nominating and Sustainability Committee will review and assess, on a regular basis, the number of outside directorships and executive positions held by the Company’s Directors and will consider whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Board has determined that none of the Directors are over boarded as a result of their outside directorships.

Orientation and Continuing Education

The Corporate Governance, Nominating and Sustainability Committee is responsible for the orientation and continuing education of the members of the Board. As new Directors join the Board, they are provided with, among other things, corporate policies, historical information about the Company, information on the Company’s performance and its strategic plan and an outline of the general duties and responsibilities entailed in carrying out their duties.

The Company encourages Directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each Director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a Director.

Ethical Business Conduct

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to management to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical business conduct. In connection with its commitment to ensuring the ethical operation of the Company, the Board has adopted a code of business conduct and ethics (the “Code”), a copy of which is available under the Company’s profile at www.sedar.com and on the Company’s website. Any reports of variance from the Code are to be reported to the Board and/or Audit Committee.

B-11

The Board will monitor compliance with the Code through reports of management to the Audit Committee and requires that all Directors, officers and designated employees provide an annual certification of compliance with the code. A Director who has a material interest in a matter before the Board or any committee on which he or she serves is required to disclose such interest as soon as the Director becomes aware of it. In situations where a Director has a material interest in a matter to be considered by the Board or any committee on which he or she serves, such Director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

The Board has also adopted a whistleblower policy to provide employees, clients and contractors with the ability to report, on a confidential and anonymous basis, any violation within the Company including (but not limited to), criminal conduct, falsification of financial records or unethical conduct. The Board believes that providing a forum for employees, clients, contractors, officers and Directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct.

Board Assessments

To date, a formal process of assessing the Board and its committees, or the independent Directors has not been implemented, and the Board has satisfied itself that the Board, its committees and individual Directors are performing effectively through informal discussions. The Corporate Governance, Nominating and Sustainability Committee continues to review proposed procedures to evaluate the performance and effectiveness of the Board, its committees and the contributions of individual Directors.

The Corporate Governance, Nominating and Sustainability Committee will also take reasonable steps to evaluate and assess, on an annual basis, Directors’ performance and the effectiveness of the Board, its committees, the individual Directors, the Chair and the committee chairs. The assessment will address, among other things, individual Director independence, individual Director and overall Board skills and individual Director financial literacy. The Board will continue to receive and consider the recommendations from the Corporate Governance and Nominating Committee regarding the results of such evaluations.

Majority Voting Policy

The Company has adopted a majority voting policy which requires that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the chair of the Board following the meeting of shareholders at which the Directors were elected. This policy only applies to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors being elected. The Corporate Governance, Nominating and Sustainability Committee and the Board shall consider the resignation, and whether or not it should be accepted. In doing so, the Corporate Governance, Nominating and Sustainability Committee shall accept the resignation, absent exceptional circumstances (such as the effect such resignation may have on the Corporation’s ability to comply with applicable corporate or securities law requirements, applicable regulations, corporate governance rules or policies or commercial agreements regarding the composition). The nominee shall not attend any committee or Board deliberations pertaining to the consideration of the resignation. Resignations are expected to be promptly accepted except in situations where extraordinary circumstances warrant the applicable Director continuing to serve as a member of the Board. The Board shall disclose its election decision, via press release, within 90 days of the applicable meeting at which Directors were elected.

Subject to any applicable corporate law restrictions or requirements and the articles of the Company, if a resignation is accepted, the Board may leave the resulting vacancy unfilled until the next annual general meeting of shareholders. Alternatively, it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of Shareholders, or it may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

B-12

Director Term Limits and Board Renewal

The Board has not adopted a formal policy regarding Director term limits or other mechanisms of board renewal because:

●	the imposition of Director term limits implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination;
●	it is important to ensure that Directors with significant and unique business experience in the Company’s industry are retained;
●	Directors with the level of understanding of the Company’s business, history and culture acquired through long service on the Board provide additional value; and
●	term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby may provide an increasing contribution to the Board as a whole.

Board and Executive Leadership

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

Role of the Chair

The Board has appointed Maurice Swan, an independent member of the Board, as the Chair of the Board. Mr. Swan’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

B-13

Nomination of Directors

The Corporate Governance, Nominating and Sustainability Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives in the industry sector and carbon markets are consulted for possible candidates.

The Company’s management is continually in contact with individuals involved with public sector issuers. From these sources, management has made numerous contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company conducts due diligence, reference and background checks on any suitable candidate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, integrity of character and a willingness to serve.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “Executive Compensation — Compensation Discussion and Analysis and Oversight of Compensation” section of this AIF for information regarding compensation of the Company’s NEOs.

For specific details regarding compensation of the Company’s Directors, please refer to the “Executive Compensation — Compensation Discussion and Analysis and Oversight of Compensation – Summary of Compensation” section of this AIF.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in a diversity policy that is intended to be adopted in the future, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board will monitor the effectiveness of such diversity policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

As at the date of this AIF, there is one female Director on the Board (17%). The Company has not adopted formal targets regarding the number of women to be elected to the Board or to be appointed to executive officer positions and the Company does not have written policies regarding the identification and nomination of female Director candidates for election to the Board.

The Corporate Governance, Nominating and Sustainability Committee is focused on finding the most qualified individuals available with skills and experience that will complement the Board and assist it in providing strong stewardship for the Company, with gender being only one of many factors taken into consideration when evaluating individuals as potential Directors. The Company is similarly focused on seeking the most qualified individuals with skills and experience that will be of greatest benefit to the Company, with gender being only one of many factors taken into consideration when evaluating individuals for senior management positions. This approach is believed to be in the best interests of the Company and its stakeholders.

B-14

BOARD COMMITTEE INFORMATION

The Company has three committees at present, being the Audit Committee, the Compensation Committee and the Corporate Governance, Nominating and Sustainability Committee.

Audit Committee

For additional information with respect to the Audit Committee of the Company, see “Directors and Officers – Audit Committee” in this AIF.

Compensation Committee

During Fiscal 2020, the Company did not have a Compensation Committee. In 2021, the Compensation Committee was formed by the Board and is presently comprised of Maurice Swan (Chair), Andy Tester and Saurabh Handa. Each of the members of the Compensation Committee is independent within the meaning of the Governance Disclosure Rule.

The Compensation Committee’s mandate is to, among other things, assess and formulate and make recommendations to the Board in respect of compensation issues related to the Company’s officers and employees and compensation issues relating to the Directors. In addition to any other duties and authorities delegated to it by the Board from time to time, the Compensation Committee’s mandate includes:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;
●	reviewing and making recommendations to the Board on the Company’s general compensation philosophy and overseeing the development and administration of compensation programs;
●	reviewing the senior management and Board compensation policies and/or practices followed by the Company and seeking to ensure such policies are designed to recognize and reward performance and establish a compensation framework, which results in the effective development and execution of a Board-approved strategy;
●	annually reviewing and recommending to the Board an evaluation of the performance of senior executives and providing recommendations for annual compensation based on such evaluation and other appropriate factors;
●	administering the equity-based compensation plan;
●	regularly reviewing the equity-based compensation plan and, in its discretion, making recommendations to the Board for consideration;
●	identifying any compensation plans or practices that could encourage senior executives or other individuals to take inappropriate or excessive risks;
●	identifying any other risks that may arise from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company;
●	overseeing and approving a report prepared by management on senior executive compensation on an annual basis in connection with the preparation of the annual management information circular or as otherwise required pursuant to applicable securities laws;
●	reviewing and recommending to the Board the compensation of the Board members; and
●	reviewing annually the effectiveness of the CEO and, in consultation with the CEO, other senior management and other executive officers, including their contributions, performance and qualifications.

Consultants may be periodically retained to assist the Compensation Committee in fulfilling its responsibilities.

B-15

Corporate Governance, Nominating and Sustainability Committee

During Fiscal 2020, the Company did not have a Corporate Governance and Nominating Committee. In 2021, the Corporate Governance, Nominating and Sustainability Committee was formed by the Board and is presently comprised of Andy Tester (Chair), R. Marc Bustin and Maurice Swan. Each of the members of the Corporate Governance, Nominating and Sustainability Committee is independent within the meaning of the Governance Disclosure Rule.

The Corporate Governance, Nominating and Sustainability Committee’s mandate is to, among other things, assess and formulate and make recommendations to the Board in respect of corporate governance and other issues relating to the Directors. In addition to any other duties and authorities delegated to it by the Board from time to time, the Corporate Governance, Nominating and Sustainability Committee mandate includes:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;
●	overseeing the preparation of and recommending to the Board any required disclosures of governance practices to be included in any disclosure document of the Company, as required;
●	reviewing, on a periodic basis, the size and composition of the Board, making recommendations as to the number of independent directors and advising the Board on filling vacancies;
●	facilitating the independent functioning of the Board, including by assessing which Directors are independent Directors;
●	assessing, annually, the effectiveness of the Chair of the Board, the Board as a whole, all committees of the Board;
●	reviewing, on a periodic basis, the Code, recommending to the Board any changes thereto as considered appropriate from time to time, ensuring that management has established a system to monitor compliance with the code of business conduct and ethics, and reviewing management’s monitoring of the Company’s compliance with the Code;
●	reviewing, on a periodic basis, senior management succession plans; and
●	considering, in recommending to the Board suitable candidates to be nominated for election as Directors at the next annual meeting of shareholders.

Consultants may be periodically retained to assist the Corporate Governance, Nominating and Sustainability Committee in fulfilling its responsibilities.

B-16

APPENDIX “C”
BOARD MANDATE

BOARD MANDATE

The members of the board of directors (respectively, the “Directors” and the “Board”) have the responsibility to oversee the conduct of the business of Carbon Streaming Corporation (the “Corporation”) and to oversee the activities of management who are responsible for the day-to-day conduct of the business.

Section 1 Composition

The Board shall be comprised of a majority of independent directors (and at a minimum, at least three independent Directors). The definition of independence is as provided by applicable law and stock exchange listing standards. No Director will be considered independent unless the Director has no “material relationship” (as such term is defined in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators) with the Corporation, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation.

The Board shall appoint a Chair from among its members. The role of the Chair is to act as the leader of the Board, to manage and coordinate the activities of the Board and to oversee execution by the Board of this written mandate. If the Chair is not independent, a majority of the Board’s independent Directors shall appoint (and if the Chair is in a conflict of interest with respect to a particular matter or matters, a majority of the Board’s independent Directors may appoint) an independent lead Director from among the Directors, who will be responsible for ensuring that the Directors who are independent (or non-conflicted) and management have opportunities to meet without management and non-independent (or conflicted, as applicable) Directors, as required, and will assume such other responsibilities as the independent Directors may designate in accordance with any applicable position descriptions or other applicable guidelines that may be adopted by the Board from time to time.

The Board may, from time to time, engage consultants or members of the Corporation’s management team that are not directors of the Corporation, and these persons may attend meetings or portions of meetings as invited guests of the Board.

Section 2 Operation

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting Committees of the full Board and determining Director compensation. Subject to the Corporation’s Articles and the Business Corporations Act (British Columbia), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to Committees of the Board.

The full Board considers all major decisions of the Corporation, except that certain analyses and work of the Board will be performed by standing Committees empowered to act on behalf of the Board. The Corporation may have a number of standing Committees, including the Audit Committee, the Compensation Committee and Corporate Governance, Nominating and Sustainability Committee, and has the authority to appoint other committees to steward certain other matters.

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Each Committee shall operate according to the mandate approved by the Board and outlining its duties, responsibilities and the limits of authority delegated to it by the Board. The Board shall review and reassess the adequacy of the mandate of each Committee on a regular basis and, with respect to the Audit Committee, at least once a year.

The Chair of the Board shall annually propose the leadership and membership of each Committee. In preparing recommendations, the Chair of the Board will take into account the preferences, skills and experience of each Director. Committee Chairs and members are appointed by the Board at the first Board meeting after the annual shareholder meeting or as needed to fill vacancies during the year.

The Board will hold four regularly scheduled meetings each year. The Board shall meet at the end of its regular quarterly meetings without members of management being present, and as the Board otherwise deems necessary at non-regularly scheduled meetings. Special meetings will be called as necessary.

Directors are expected to attend all Board meetings and all Committee meetings where such Director is a member of such Committee, although it is understood that conflicts may occasionally arise that prevent a Director from attending a meeting. Attendance in person at Board meetings and Committee meetings is preferred, but attendance by teleconference or other electronic communication established by the Board or such Committee is permitted.

In advance of each regular Board and Committee meeting and, to the extent feasible each special meeting, information and presentation materials relating to matters to be addressed at the meeting will be distributed to each Director. It is expected that each Director will review presentation materials in advance of a meeting.

The Chair of the Board presides at all meetings of the Board and shareholders. Minutes of each meeting shall be prepared by the Corporate Secretary (or in his or her absence, a secretary who has been appointed for the purposes of the meeting). The Chief Executive Officer (the “CEO”), if he or she is not a Director, shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee. Members of management and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board. Following each meeting, the Corporate Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings. Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the CEO or Corporate Secretary.

Section 3 Responsibilities

The Board is responsible under law to supervise the management of the business and affairs of the Corporation. In broad terms the stewardship of the Corporation involves the Board in strategic planning, risk identification, management and mitigation, senior management determination and succession planning, communication planning and internal control integrity.

Section 4 Specific Duties

Without limiting the foregoing, the Board shall have the following specific duties and responsibilities:

(1)	Legal Requirements

(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for approving and maintaining the Corporation’s documents and records;

(b)	The Board has the statutory responsibility to:

(i)	manage or supervise the management of the business and affairs of the Corporation;

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(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (British Columbia) and the regulations thereto, the Corporation’s Articles, and other relevant legislation and regulations.

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his or her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of any take-over bid circular or directors’ circular; and

(ix)	the approval of annual financial statements of the Corporation.

(2)	Strategy Determination

The Board has the responsibility to adopt a strategic planning process for the Corporation and to participate with management directly or through its Committees in approving goals and the strategic plan for the Corporation by which the Corporation proposes to achieve its goals. Review of the ESG Policy and Impact Investing Policy on an annual basis should also form part of the strategic review process. The Board shall monitor the implementation and execution of the tasks constituent to the corporate strategy.

To be effective, the strategy will result in creation of value over the long term while always preserving the Corporation’s ability to conduct its business while balancing the interests of its various stakeholders. For the purpose of this clause, “stakeholder” will mean any party, group or institution whose reasonable approval is required for the Corporation to execute its Board approved strategy.

(3)	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to establish systems to monitor and manage those risks with a view to the long-term viability of the Corporation. It is the responsibility of management to ensure that the Board and its Committees are kept well informed of changing risks. The principal mechanisms through which the Board reviews risks are through the execution of the duties of its Committees and through the strategic planning process. It is important that the Board understands and supports the key risk decisions of management.

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(4)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(a)	appoint the CEO and establish a description of the CEO’s responsibilities and other senior management’s responsibilities, monitor and assess the CEO’s performance, determine the CEO’s compensation, and provide advice and counsel in the execution of the CEO’s duties;

(b)	approve the remuneration of the Corporation’s senior management; and

(c)	monitor the development and implementation for the training and development of management and for the orderly succession of management.

(5)	Reporting and Communication

The Board has the responsibility to:

(a)	ensure compliance with the reporting obligations of the Corporation, including that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

(b)	recommend to shareholders of the Corporation a firm of certified professional accountants to be appointed as the Corporation’s independent auditor;

(c)	ensure that the financial results of the Corporation are reported fairly and in accordance with generally accepted accounting principles;

(d)	ensure the timely reporting of any change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of the common shares of the Corporation;

(e)	establish a process for direct communications with shareholders and other stakeholders through appropriate Directors, including through a Whistleblower Policy; and

(f)	ensure that the Corporation has in place a policy to enable the Corporation to communicate effectively with its shareholders and the public generally.

(6)	Monitoring and Acting

The Board has the responsibility to:

(a)	establish policies and processes for the Corporation to operate at all times within applicable laws and regulations to the highest ethical and moral standards (advancing the interests of the Corporation, including the pursuit of differentiating performance in meeting the reasonable needs of all stakeholders of the Corporation);

(b)	ensure that management has and implements procedures to comply with, and to monitor compliance with, significant policies and procedures by which the Corporation is operated;

(c)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

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(d)	take action when performance falls short of its goals and objectives or when other special circumstances warrant or when changing circumstances in the business environment create risks or opportunities for the Corporation;

(e)	approve annual (or more frequent, as the Board feels to be prudent from time to time) operating and capital budgets and review and consider amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business that may significantly impact the value of or opportunities available to the Corporation; and

(f)	implement internal control and information systems and to monitor the effectiveness of same so as to allow the Board to conclude that management is discharging its responsibilities with a high degree of integrity and effectiveness. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

(7)	Governance

The Board has the responsibility to:

(a)	develop a position description for the Chair of the Board;

(b)	facilitate the continuity, effectiveness and independence of the Board by, among other things:

(i)	appointing from among the Directors an Audit Committee, a Compensation Committee and Corporate Governance, Nominating and Sustainability Committee, and such other committees as the Board deems appropriate;

(ii)	defining the mandate, including both responsibilities and delegated authorities, of each Committee of the Board;

(iii)	establishing a system to enable any Director to engage an outside adviser at the expense of the Corporation;

(iv)	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each Director, each Committee and each Committee’s Chair;

(v)	reviewing annually the composition of the Board and its Committees and assess Directors’ performance on an ongoing basis, and propose new members to the Board; and

(vi)	reviewing annually the adequacy and form of the compensation of the Directors.

Section 5 Director Orientation and Continuing Education

New Directors will be provided with an orientation to, among other things, fully understand the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation’s business.

Directors will also be provided continuing education opportunities so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

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Section 6 Conflicts of Interest

(a)	Directors have a duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Each Director serves in his or her personal capacity and not as an employee, agent or representative of any other company, organization or institution, even if the Director is employed by a shareholder or any other entity which does business with the Corporation.

(b)	A Director shall promptly disclose to the Chair of the Board any circumstances such as an office, property, duty or interest, which might create a conflict or perceived conflict with that Director’s duty to the Corporation or proposed contract or transaction of or with the Corporation.

(c)	The disclosures contemplated in paragraphs (b) and (c) above shall be immediate if the perception of a possible conflict of interest arises during a meeting of the Board or any Committee of the Board, or if the perception of a possible conflict arises at another time then the disclosure shall occur by e-mail to the other Directors immediately upon realization of the conflicting situation and then confirmed at the first Board and/or Committee meeting after the Director becomes aware of the potential conflict of interest that is attended by the conflicted Director.

(d)	Each Director will, on an annual basis, disclose all entities to which it is related, affiliated or in which it holds a direct or indirect interest that may do business with the Corporation or operate in the same industry.

(e)	A Director’s disclosure to the Board or a Committee of the Board shall disclose the full nature and extent of that Director’s interest either in writing or by having the interest entered in the minutes of the meeting of the Board or such Committee of the Board.

(f)	Directors shall not use information obtained as a result of acting as a Director for personal benefit or for the benefit of others.

(g)	Any Director shall not use or provide to the Corporation any information known by the Director that, through a relationship with a third party, the Director is not legally able to use or provide.

(h)	Directors shall maintain the confidentiality of all information and records obtained as a result of acting as a Director.

Section 7 Mandate Review

This Mandate shall be annually reviewed and assessed and the Board shall make any changes necessary.

Section 8 General

The Board may perform any other activities consistent with this Mandate, the Corporation’s Articles and any governing laws as the Board deems necessary or appropriate.

Dated:	June 29, 2021
Approved by:	Board of Directors of the Corporation

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